Exhibit 2.1

Agreement and Plan of Merger

dated as of September 27, 2004

among

Exelixis, Inc.,

XBO Acquisition Corp.

and

X-Ceptor Therapeutics, Inc.

i

SECTION 6.4.	Lock-up Agreements; Affiliates Agreements and Stockholder Representation Agreement
SECTION 6.5.	Registration Rights Agreement
SECTION 6.6.	Employee Benefit Matters
(a)	Employment
(b)	Benefit Plans
SECTION 6.7.	Resignations
SECTION 6.8.	Indemnification of Officers and Directors of the Company
SECTION 6.9.	Private Placement
SECTION 6.10.	Public Statements
SECTION 6.11.	Further Assurances
SECTION 6.12.	Notification of Certain Matters
SECTION 6.13.	Notice of Changes in Capitalization

ARTICLE 7 TAX MATTERS
SECTION 7.1.	Tax Matters

ARTICLE 8 CONDITIONS
SECTION 8.1.	Conditions to Each Party’s Obligation To Effect the Merger
(a)	Company Stockholder Approval
(b)	No Injunctions or Restraints; Illegality
SECTION 8.2.	Conditions to Obligations of Parent and Merger Sub
(a)	Representations and Warranties
(b)	Performance of Obligations of the Company
(c)	Dissenting Shares
(d)	No Material Adverse Effect
(e)	Third-Party Consents
(f)	Investors’ Rights Agreement
(g)	Officers’ Certificate
(h)	Escrow Agreement
(i)	Employment Agreements; Continuing Employees
(j)	Registration Rights/Lock-up Agreements/Affiliate Agreements
(k)	Resignations
(l)	Stockholder Representation Agreement
(m)	Amended and Restated Certificate of Incorporation
(n)	Preferred Stockholder Notice
(o)	Legal Investment
(p)	Company M&A Incentive Plan
(q)	Capitalization Spreadsheet
(r)	Fee Letter Agreement
(s)	Other Actions
SECTION 8.3.	Conditions to Obligation of the Company
(a)	Representations and Warranties
(b)	Performance of Obligations of Parent and Merger Sub

Exhibit A - Voting Agreement

Exhibit B - Amended and Restated Certificate of Incorporation of X-Ceptor Therapeutics, Inc.

Exhibit C - Escrow Agreement

Exhibit D - Company Disclosure Letter

Exhibit E - Participant Consents

Exhibit F - Affiliate Agreements

Exhibit G - Stockholder Representation Agreement

Exhibit H-1 - Registration Rights Agreement

Exhibit H-2 - Registration Rights/Lock-up Agreement

Schedule 2.7 - Parent M&A Incentive Plan Payments

Schedule 5.1 - Actions Permitted Between Signing and Closing

Schedule 8.2(i) - Required Continuing Employees

v

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of September 27, 2004, by and among Exelixis, Inc., a Delaware corporation (“Parent”), XBO Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and X-Ceptor Therapeutics, Inc., a Delaware corporation (the “Company”).  Certain other capitalized terms used in this Agreement are defined in Section 11.13.

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub and the sole stockholder of Merger Sub have (i) approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and (ii) approved this Agreement;

WHEREAS, as a result of the Merger, and in accordance with the Delaware General Corporation Law (the “DGCL”), each issued and outstanding share of the Company’s Common Stock and the Company’s Preferred Stock (collectively, “Company Stock”) (other than shares of Company Stock owned by the Company, Parent, Merger Sub or any wholly owned Subsidiary of the Company or Parent immediately prior to the Effective Time (as defined in Section 1.4) and shares of Company Stock as to which appraisal rights have been exercised as provided in Section 2.4), shall, upon the terms and subject to the conditions set forth herein, be converted into the right to receive the applicable Merger Consideration (as defined in Section 2.2(a));

WHEREAS, as a condition and inducement to Parent to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement with certain stockholders of the Company named therein in the form attached as Exhibit A hereto (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote the shares of Company Stock held by such stockholders in favor of the adoption of this Agreement and the Merger provided for herein and executed written consents with respect thereto;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained in this Agreement and the Voting Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1
THE MERGER

SECTION 1.1.   The Merger.  At the Effective Time, in accordance with this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation.  For purposes of this Agreement, (i) the entity surviving the Merger after the Effective Time may be referred to as the “Surviving Corporation” and (ii) the Company and Merger Sub are collectively referred to as the “Constituent Corporations.”

SECTION 1.2.   Effect of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.3.   Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Pacific time) on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article 8 (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived on the Closing Date), at the offices of Covington & Burling, One Front Street, 35th Floor, San Francisco, California, unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).

SECTION 1.4.   Consummation of the Merger.  As soon as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time and date the Merger becomes effective being the “Effective Time” and “Effective Date,” respectively).

SECTION 1.5.   Certificate of Incorporation; Bylaws; Directors and Officers.  The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read in its entirety in the form set forth in Exhibit B and, as so amended and restated, shall become the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.  The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and the DGCL.  The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and the DGCL.

ARTICLE 2
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.1.   Conversion of Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Company Stock (each, a “Stockholder” and collectively, the

“Stockholders”) or shares of capital stock of Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) outstanding immediately prior to the Effective Time shall be deemed to be one share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”).  Each certificate which immediately prior to the Effective Time represents a number of outstanding shares of Merger Sub Common Stock shall, from and after the Effective Time, be deemed for all purposes to represent the same number of shares of Surviving Corporation Common Stock.

SECTION 2.2.   Effect on Company Stock

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Stockholder, each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled pursuant to Section 2.2(b) or as otherwise provided in Section 2.4 with respect to shares of Company Stock as to which appraisal rights have been exercised) shall be canceled and extinguished.  In consideration for such cancellation, Parent shall pay and deliver the Net Amount (as defined below) as set forth herein:

(i)            The “Net Amount” shall mean the Base Amount (as defined below) less the sum of (A) $750,000 (attributable to the Lazard Fee, as defined in Section 2.6) and (b) the Stockholder Transaction Expenses (as defined in Section 2.6).  The “Base Amount” shall mean 2,900,000 multiplied by the Designated Stock Calculation.  The “Designated Stock Calculation” shall mean $8.04.

(ii)           The Net Amount shall be apportioned as follows: (A) 4.25% to the M&A Incentive Plan Participants (such amount, the “M&A Incentive Plan Participant Amount”); (B) 88.1722% to the holders of the Series B Preferred Stock of the Company (such amount, the “Series B Amount”); (C) 1.0698% to the holders of the Series A Preferred Stock of the Company (such amount, the “Series A Amount”); and (D) 6.508% to the holders of the common stock of the Company (such amount, the “Common Stock Amount”); and such apportioned amounts shall be paid as follows.

(A)          The M&A Incentive Plan Participant Amount shall be paid by the Company and Parent in accordance with Section 2.7.

(B)           At the Closing, Parent shall issue to the holders of the Series B stock of the Company an aggregate amount of Parent Common Stock equal to the Series B Amount divided by the Designated Stock Calculation.  Issuance of such shares of Parent Common Stock shall be made to each holder of Series B stock of the Company pro rata in accordance with such holder’s Series B holdings as set forth in the capitalization spreadsheet provided in accordance with Section 6.13.

(C)           At the Closing, Parent shall issue to the holders of the Series A stock of the Company an aggregate amount of Parent Common Stock equal to the Series A Amount divided by the Designated Stock Calculation.  Issuance of such shares of Parent Common Stock shall be made to each holder of Series

A stock of the Company pro rata in accordance with such holder’s Series A holdings as set forth in the capitalization spreadsheet provided in accordance with Section 6.13.  The Parent Common Stock issued pursuant to Sections 2.2(a)((ii)(B) and 2.2(a)(ii)(C) shall be hereinafter referred to as the “Share Consideration”.

(D)          At the Closing, Parent shall pay to the holders of the common stock of the Company an aggregate amount of cash equal to the Common Stock Amount (the “Cash Consideration” and together with the Share Consideration, the “Merger Consideration”) to be distributed among the holders of common stock of the Company pro rata in accordance with such holders’ common stock holdings as set forth in the capitalization spreadsheet provided in accordance with Section 6.13.

(iii)          Notwithstanding the foregoing, all payments and issuances to be made pursuant to Sections 2.2(a)(ii)(B),(C) and (D) shall be reduced in accordance with Section 2.5.

(b)           Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by Merger Sub, Parent or any wholly owned Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)           Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall have been declared with a record date within such period, the number of shares of Parent Common Stock constituting the Share Consideration shall be correspondingly adjusted.  No Stockholder will be entitled to payments of interest on the Cash Consideration.

SECTION 2.3.   Exchange/Payment Agent.

(a)           Exchange/Payment Agent.  As of the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent (the “Exchange/Payment Agent”), which shall provide that Parent shall deposit with the Exchange/Payment Agent as of the Effective Time, for the benefit of the holders of shares of Company Stock, for exchange or payment in accordance with this Article 2, through the Exchange/Payment Agent, certificates representing the Share Consideration and cash representing the Cash Consideration (such shares of Parent Common Stock (together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Parent Common Stock) and the deposited Cash Consideration being hereinafter referred to as the “Exchange Fund”) in exchange for outstanding shares of Company Stock.

(b)           Exchange/Payment Procedures.  As soon as reasonably practicable after the Effective Time, the Exchange/Payment Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange/Payment Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Exchange/Payment Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange/Payment Agent, (x) the holder of such Certificate that is entitled to receive Parent Common Stock in the Merger shall receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article 2, certain dividends or other distributions in accordance with Section 2.3(c) and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.3(e), and (y) the holder of such Certificate that is entitled to receive Cash Consideration in the Merger shall receive in exchange therefor the amount of cash which such holder has the right to receive pursuant to the provisions of this Article 2, and in each case the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock or Cash Consideration, as the case may be, may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock or Cash Consideration, as the case may be, to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable.  Each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender in accordance with this Section 2.3 the Merger Consideration into which the shares of Company Stock shall have been converted pursuant to Section 2.2, cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.3(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c).  No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article 2.

(c)           Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.3(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange/Payment Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article 2.  Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d)           No Further Ownership Rights in Company Stock.  All Merger Consideration issued or paid upon the surrender for exchange of Certificates in accordance with the terms of this Article 2 (including any cash paid pursuant to this Article 2) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange/Payment Agent for any reason, they shall be canceled and exchanged, if applicable, as provided in this Article 2, except as otherwise provided by law.

(e)           No Fractional Shares.  No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.  In lieu of such fractional share interests, Parent shall pay to each former holder of Company Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such former holder (after taking into account all shares of Company Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the last reported sale price for a share of Parent Common Stock on NASDAQ (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Closing Date.  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates in lieu of any fractional share interests, the Exchange/Payment Agent shall make available such amounts, without interest, to such holders of Certificates that have surrendered their Certificates in accordance with this Section 2.3.

(f)            Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered by the Exchange/Payment Agent to Parent. Thereafter, upon the surrender of a Certificate, together with the transmittal materials and such other documents as may reasonably be required by Parent, and subject to applicable abandoned property, escheat and similar laws, the holder of such Certificate shall be entitled to receive from Parent in exchange therefor the applicable portion of the Merger Consideration, including any dividends or distributions with respect to Parent Common Stock and any cash in lieu of any fractional shares of Parent Common Stock, without any interest thereon.

(g)           No Liability.  None of Parent, Merger Sub, the Company or the Exchange/Payment Agent shall be liable to any Person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of any fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any governmental authority), any such amounts shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           Investment of Exchange Fund.  The Exchange/Payment Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(i)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange/Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of any fractional shares of Parent Common Stock, in each case pursuant to this Agreement.

(j)            Restrictions.  The shares of Parent Common Stock issued to each Stockholder receiving Parent Common Stock will be issued in a transaction exempt from registration under the Securities Act, by reason of Section 4(2) thereof and/or Regulation D and shall be characterized as “restricted securities” for purposes of Rule 144 under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other laws or pursuant to an exemption therefrom.  The Certificates issued hereunder shall include such legends as necessary to comply with applicable U.S. federal securities laws, Blue Sky laws and such other restrictions as shall be set forth in the Voting Agreement and the Stockholder Representation Agreement.

(k)           Withholding Rights.  Parent shall be entitled to deduct and withhold, or to instruct the Exchange/Payment Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any Stockholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld by Parent or the Exchange/Payment Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by Parent.

SECTION 2.4.   Dissenting Shares.  Notwithstanding Section 2.2, shares of Company Stock outstanding immediately prior to the Effective Time and held by a Stockholder who has not consented to the Merger in writing and who has demanded appraisal for such shares of Company Stock in accordance with the DGCL or Chapter 13 of the California Corporations

Code (the “California Code”) shall not be converted into a right to receive any applicable Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal.  If after the Effective Time such Stockholder fails to perfect or withdraws or loses his right to appraisal, such shares of Company Stock shall be treated as if they had been cancelled and converted as of the Effective Time into a right to receive the applicable Merger Consideration.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 2.5.   Escrow.  Notwithstanding anything herein to the contrary, subject to the terms of an escrow agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”), Parent shall withhold 21% of the number of shares of Share Consideration (the “Escrow Shares”) and 21% of the amount of cash from the Cash Consideration (the “Escrow Cash” and with the Escrow Shares, the “Escrow Consideration”) from the Merger Consideration and deposit such Escrow Consideration into an escrow account, to be available for the satisfaction of claims and contingencies pursuant to Section 10.2 hereof and the Escrow Agreement.  The portion of the Escrow Consideration contributed into the escrow account on behalf of each Stockholder shall be in proportion to the aggregate number of shares of Parent Common Stock and amount of Cash Consideration (calculated with reference to Parent Common Stock using the Designated Stock Calculation), as the case may be, which such Stockholder would otherwise be entitled to receive pursuant to Schedule 2.2 without regard to this Section 2.5.  Unless otherwise used for or committed to the satisfaction of claims properly made against the escrow pursuant to the terms of the Escrow Agreement, 25% of the Escrow Cash and the Escrow Shares shall be released from escrow on that date which is six months after the Effective Date, and the balance of the Escrow Consideration, if any, shall be released on the one year anniversary of the Effective Date.

SECTION 2.6.   Expenses.  In the event the Merger is not consummated and this Agreement is terminated pursuant to Article 9 hereof, each party shall bear its own costs and expenses incurred in connection with the transactions contemplated hereby (including, without limitation, all legal, accounting, investment banking and advisory fees).  If, however, the Merger is consummated, except as set forth herein and in Section 10.2, Parent shall bear its own costs and expenses incurred in connection therewith, and the Surviving Corporation shall bear such costs and expenses of the Company; provided that, notwithstanding the foregoing, the Stockholders shall be responsible for (a) one-half of the Company’s $1,500,000 financial advisory fee to Lazard Frères & Co. LLC (the “Lazard Fee”) and (b) one-half of the Company’s legal, accounting and advisory fees and expenses (but excluding the Lazard Fee) relating to the transactions contemplated herein up to $250,000 (the “Stockholder Transaction Expenses”), such that the Stockholders’ maximum aggregate liability for Stockholder Transaction Expenses pursuant to this Section 2.6 shall be $125,000, but provided that the indemnification provisions of Section 10.2(a)(vi) shall apply with respect to Company Expenses over $250,000.  The obligations of the Stockholders with respect to the Lazard Fee and the Stockholder Transaction Expenses (except with respect to obligations arising from claims under 10.2(a)(vi)) have been reflected in the adjustment to the Base Amount set forth in Section 2.2(a)(i).  In the event the Merger is consummated, Parent shall pay the Lazard Fee within 30 days of the Effective Date;

provided, that it is acknowledged and agreed that $150,000 of the Lazard Fee shall be paid in the form of Parent Common Stock, valued using the Designated Stock Calculation.  No less than two days prior to the Closing Date, each of Gray Cary Ware & Friedenrich LLP and Cooley Godward LLP shall deliver to the Company and Parent invoices for their services relating to the transactions contemplated by this Agreement (including an estimate for services to be provided after the Closing Date).  Within 30 days following the Closing Date, each shall deliver to Parent a statement reconciling the estimate to actual fees and costs for their services.  If the actual fees and costs set forth in the post-closing invoice of a provider are less than 5% greater than the amount set forth in the pre-closing invoice(s), no additional amounts shall be due to such provider.   If the actual fees and costs set forth in the post-closing statement of a provider exceed the amount in the pre-closing invoice(s) by more than 5%, subject to the $250,000 aggregate limitation set forth above, Parent shall pay to such provider one-half of the difference between the amount set forth in the post-closing invoice and the pre-closing invoice, and the Stockholders’ Representative shall, on behalf of the Stockholders, pay to such provider from the Escrow Account the other half.

SECTION 2.7.   M&A Incentive Plan Payments.  Prior to the Closing, the Company shall pay an aggregate of $550,000 in cash (the “Company M&A Incentive Plan Payment”) to the participants (the “M&A Incentive Plan Participants”) in the Company’s Amended and Restated Change of Control Incentive Plan dated as of August 26, 2004 (the “Company M&A Incentive Plan”) in accordance with the allocations set forth in the Company M&A Incentive Plan.  As promptly as practicable following the Effective Time, Parent shall, as an accommodation to and on behalf of Merger Sub to advance the transactions contemplated herein, pay and satisfy the Company’s remaining obligations under the Company M&A Incentive Plan by issuing shares of Parent Common Stock (calculated using the Designated Stock Calculation) to the M&A Incentive Plan Participants in accordance with the percentages set forth on Schedule 2.7 hereto (the “Parent M&A Incentive Plan Payment”).

SECTION 2.8.   Company Options and Warrants.

(a)           Pursuant to the Company’s Second Amended 1999 Stock Plan (the “Option Plan”), the vesting of all outstanding Options (as defined below) shall accelerate immediately prior to the Closing.  Neither Parent nor the Merger Sub consent to the assumption or substitution of outstanding Options under the Option Plan.  The Company shall notify the holders of the Options of their right to exercise such Options at least 15 days prior to Closing.  As of the Closing, each of the then outstanding and unexercised Options shall immediately be canceled and extinguished in accordance with their terms, and shall be of no further force or effect.

(b)           As used in this Agreement, “Options” means any vested or unvested option granted (and not exercised, expired or terminated) to a current or former employee, director or independent contractor of the Company or any other Person to purchase shares of Company Stock pursuant to the Company’s Second Amended 1999 Stock Plan or any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company (collectively, the “Stock Plans”) or any other contract or agreement entered into by the Company; and “Warrants” means any warrant or other right (other than an Option) granted, and not exercised, expired or terminated, to any investor, strategic partner, vendor, current or former employee, director or independent contractor, or any other third party, to purchase shares of Company Stock pursuant to any Stock Plan or any other contract or agreement entered into by the Company.

SECTION 2.9.   Stockholders’ Representative.

(a)           Effective upon the Required Company Stockholder Vote, and without further action on the part of any Person, James Blair shall be designated and appointed as the representative, agent and attorney-in-fact for and on behalf of each Stockholder (the “Stockholders’ Representative”), to perform any and all such acts as are required, authorized or contemplated by this Agreement, the Escrow Agreement and any other agreement entered into by the Stockholders’ Representative in his or her capacity as such, to be performed for or on behalf of the Stockholders.

(b)           Without limitation to the foregoing, the appointment described in Section 2.9 (a) shall include the following exclusive authority given by the Stockholders to the Stockholders’ Representative:  (i) to resolve with Parent, any Parent’s Indemnified Person and the Surviving Corporation any disputes relating to claims for reimbursement and indemnification, to defend, commence and carry out any proceeding, and to otherwise settle any claim asserted by Parent, any Parent’s Indemnified Person or the Surviving Corporation, pursuant and subject to the terms of this Agreement, (ii) to direct, on behalf of the Stockholders, resolution of any matters related to the disposition of the Escrow, (iii) to determine, in the sole and absolute discretion of the Stockholders’ Representative, the time or times when, the purposes for, and the manner in which, any power herein conferred shall be exercised and the provisions of any instrument or documents which may be executed by the Stockholders’ Representative pursuant hereto, and (iv) to employ such attorneys, accountants and agents as the Stockholders’ Representative may deem appropriate in connection with the duties of the Stockholders’ Representative hereunder; notwithstanding anything herein to the contrary, the Stockholders’ Representative does not have any authority to settle any claim against any director, officer or individual Stockholders, and may only settle claims made against the escrow.  The Stockholders shall be bound by all actions taken by the Stockholders’ Representative in such capacity thereof.  The Stockholders’ Representative shall promptly, and in any event within five business days, provide written notice to the Stockholders of any action taken on behalf of the Stockholders by the Stockholders’ Representative pursuant to the authority delegated to the Stockholders’ Representative under this Section 2.9.

(c)           The Stockholders’ Representative shall at all times act in such capacity in a manner that the Stockholders’ Representative believes to be in the best interest of the Stockholders.  Neither the Stockholders’ Representative (nor any of the directors, officers, agents or employees of Stockholders’ Representative, if applicable) shall be liable to any Stockholder or any other person for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement, except in the case of the Stockholders’ Representative’s gross negligence or willful misconduct.  The Stockholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by the Stockholders’ Representative and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or experts.  The Stockholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement.  As to any matters not expressly provided for in this Agreement or the Escrow Agreement, the Stockholders’ Representative shall not be required to exercise any discretion or take any action.  Any portion of the Escrow Consideration to be distributed at the six-month anniversary of the Effective Date in accordance with Section 2.5 that may be remaining after satisfaction of all claims made prior to such six-month anniversary by Parent’s Indemnified Persons shall be available to indemnify and hold the Stockholders’ Representative harmless against any liability, loss, penalty, fine, claims, costs or expenses suffered or incurred by the Stockholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Stockholders’ Representative under this Agreement or the Escrow Agreement, other than such liabilities, losses, damages, claims, costs or expenses arising out of or resulting from the Stockholders’ Representative’s gross negligence or willful misconduct.  Any portion of the Escrow Consideration that may be remaining after satisfaction of all claims made prior to the one-year anniversary of the Effective Date by Parent’s Indemnified Persons shall further be made available to indemnify and holder the Stockholders’ Representative harmless from the liability, loss, penalty, fine, claims, costs or expenses suffered or incurred by the Stockholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Stockholders’ Representative under this Agreement or the Escrow Agreement, other than such liabilities, losses, damages, claims, costs or expenses arising out of or resulting from the Stockholders’ Representative’s gross negligence or willful misconduct.  The Stockholders’ Representative shall be entitled to recover any out-of-pocket costs and expenses reasonably incurred by the Stockholders’ Representative in connection with actions taken by the Stockholders’ Representative pursuant to the terms of this Agreement and the Escrow Agreement, subject to the limitation of the foregoing sentence.  Any indemnification payment to the Stockholder’s Representative shall be taken ratably from the Escrow Shares and Escrow Cash being distributed (calculated using the Designated Stock Calculation).  Notwithstanding anything to the contrary herein or in the Escrow Agreement, (i) the Stockholders’ Representative is not authorized to, and shall not, accept on behalf of any Stockholder any Merger Consideration to which such Stockholder is entitled under this Agreement and (ii) the Stockholders’ Representative shall not in any manner exercise, or seek to exercise, any voting power whatsoever with respect to shares of capital stock of the Company or Parent now or hereafter owned of record or beneficially by any Stockholder unless the Stockholders’ Representative is expressly authorized to do so in a writing signed by such Stockholder.

(d)           From and after the Effective Time, Parent shall cause the Surviving Corporation to provide the Stockholders’ Representative with reasonable access to information about the Surviving Corporation and the reasonable assistance of the officers and employees of Parent and the Surviving Corporation for purposes of performing the duties and exercising the rights of the Stockholders’ Representative under this Agreement, provided that the Stockholders’ Representative shall treat confidentially any nonpublic information he receives from Parent regarding the Parent and Surviving Corporation (except as may be required for the performance of the duties or the exercise of the rights of Stockholders’ Representative under this Agreement, in which case the Stockholders’ Representative shall provide Parent with prior notice of any intended use or disclosure of such nonpublic information and permit Parent a reasonable opportunity to take appropriate steps to protect such information).  The Stockholders’ Representative may discuss any claim made against the escrow and any proposed manner of resolving that claim with other Stockholders.

(e)           In the event that James Blair shall cease to serve as Stockholders’ Representative for any reason (including by resignation which is hereby permitted), then the holders of a majority of the Escrow Shares at such time shall appoint a successor Stockholders’ Representative.

SECTION 2.10.   Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates representing such shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by any laws.

SECTION 2.11.   Taking of Necessary Action; Further Action.  Each of Parent, Merger Sub and the Company shall use all commercially reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of the Constituent Corporations, the officers and directors of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that the following statements are true and correct, except as set forth in the disclosure letter previously delivered by the Company to Parent and attached hereto as Exhibit D (the “Company Disclosure Letter”).  Each section or subsection of the Company Disclosure Letter shall provide exceptions to, or otherwise qualify, only the corresponding section or subsection in this Article 3 and shall apply to any other section or subsection only to the extent it is readily apparent on its face that such disclosure should apply to one or more other sections or subsections.

SECTION 3.1.   Organization, Qualification, and Corporate Power.  The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.  The Company is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.  The Company has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.  Section 3.1 of the Company Disclosure Letter lists the directors and officers of the Company.  The Company has delivered to Parent correct and complete copies of the certificate of incorporation and bylaws of the Company (as amended to date).  The minute books (containing the records of meetings of the Stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the Company are correct and complete in all material respects, and copies thereof have been delivered to Parent.  The Company is not in default under or in violation of any provision of its certificate of incorporation or bylaws.

SECTION 3.2.   Capitalization.

(a)           The authorized capital stock of the Company consists of 37,000,000 shares of Common Stock, of which 5,282,367 shares were issued and outstanding as of September 15, 2004, and 28,300,000 shares of Preferred Stock, 4,400,000 of which have been designated as Series A Preferred Stock, of which 4,360,000 shares were issued and outstanding as of September 15, 2004, and 23,900,000 of which have been designated Series B Preferred Stock, of which 23,900,000 shares were issued and outstanding as of September 15, 2004.

(b)           Under the Option Plan as of September 15, 2004, (i) 5,850,000 shares of Common Stock have been reserved for issuance, (ii) 2,832,627 shares of Common Stock have been issued and are currently outstanding pursuant to restricted stock purchase agreements and the exercise of outstanding options, (iii) options to purchase 2,662,764 shares have been granted and are currently outstanding, and (iv) 354,869 shares of Common Stock remain available for future issuance to officers, directors, employees and consultants of the Company.  After accelerating the Options and providing 15 days notice as provided in Section 2.8(a), such Options that are not exercised may and shall be terminated as of the Closing without liability pursuant to the Option Plan.  Except for the Option Plan, the Company has no plan under which directors, employees, or consultants have been issued stock options or stock grants of Company Stock or under which the Company has reserved Company Stock for issuance of options or stock grants to such Persons.

(c)           All of the issued and outstanding shares of Company Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record as of the date hereof by the Persons indicated in Section 3.2(c) of the Company Disclosure Letter.  All of the Company’s securities have been issued in compliance with federal and state securities laws.  Other than (i) the Options listed in Section 3.2(e) of the Company Disclosure Letter, and (ii) the Warrant issued to Comerica Bank dated April 2004 (which, unless exercised by Comerica Bank prior to the Effective Time, shall by its terms be cancelled as of the Effective Time), there are no outstanding or authorized Options, Warrants, put rights, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.  Except for the Voting Agreement, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

(d)           Section 3.2(d) of the Company Disclosure Letter contains a true and complete list of each Stockholder and holder of Warrants (“Warrantholder”) as of the date hereof showing with respect to each such Stockholder and Warrantholder the (i) current address of such Stockholder and Warrantholder, (ii) number of shares of Company Stock owned by each such Stockholder and the number of Shares of Company Stock into which the Warrant is exercisable, as applicable, and (iii) Certificate numbers for each Certificate owned by each such Stockholder.  For purposes of this Section 3.2(d), all restricted stock grants issued under the

Option Plan shall be treated as if any repurchase right of the Company with respect to such restricted stock has lapsed.

(e)           Section 3.2(e) of the Company Disclosure Letter contains a true and complete list of each holder of Options (“Optionholder”) showing with respect to each such Optionholder (i) current address of such Optionholder, (ii) number of Options exercisable by such Optionholder as of the date hereof and as of the Effective Date (assuming full acceleration of Options), and (iii) the exercise price(s) for such Options.

SECTION 3.3.   Authorization.

(a)           The Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company.  No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for the approval of this Agreement by the Required Company Stockholder Vote.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b)           Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate of incorporation or bylaws of the Company, (ii) result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Security Interest upon any of the properties or assets owned or operated by the Company under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in subparagraph (c) below, result in a material violation of any judgment, ruling, order, writ, injunction, decree, statute, law (including the common law), rule or regulation applicable to the Company or any of its properties or assets, except in the case of clause (ii) where such violation, breach, conflict, default, termination, cancellation, right of purchase, acceleration of performance, or detriment would not have a Company Material Adverse Effect.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental or regulatory authority is necessary to be obtained or made by the Company in connection with the Company’s execution, delivery and performance of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for compliance with the DGCL with respect to the filing of the Certificate of Merger.

SECTION 3.4.   Subsidiaries.  The Company has no Subsidiaries.

SECTION 3.5.   Financial Statements.  Section 3.5 of the Company Disclosure Letter contains the following financial statements (collectively the “Financial Statements”): (i) audited balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 (the “Most Recent Fiscal Year End”) for the Company; and (ii) unaudited balance sheets and statements of income, changes in stockholders’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the 8 months ended August 31, 2004 (the “Most Recent Fiscal Month End”) for the Company.  The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are correct and complete, and are consistent with the books and records of the Company (which books and records are correct and complete).  Notwithstanding the foregoing, the unaudited financial statements do not contain complete footnote disclosure as required by GAAP and are subject to normal, recurring year-end audit adjustments that are not material in amount.

SECTION 3.6.   Liabilities.  Except as set forth in Section 3.6 of the Company Disclosure Letter, there are no Liabilities of the Company in each such case that are required to be disclosed in the Most Recent Financial Statements, including the notes thereto, other than Liabilities (i) reflected or reserved against on the balance sheet for the Most Recent Fiscal Year End and (ii) in an aggregate amount not exceeding $25,000 incurred since the balance sheet for the Most Recent Fiscal Year End in the Ordinary Course of Business.  Except as set forth in Section 3.6 of the Company Disclosure Letter, reserves are reflected on the Financial Statements against all Liabilities of the Company in amounts that have been established on a basis consistent with the past practice of the Company and in accordance with GAAP.

SECTION 3.7.   Events Subsequent to Most Recent Fiscal Year End.  Except as set forth in Section 3.7 of the Company Disclosure Letter, since the Most Recent Fiscal Year End, there has not been any change in the business, financial condition, operations, results of operations, or future prospects of the Company that have had or would have a Company Material Adverse Effect.  Without limiting the generality of the foregoing, since that date:

(a)           the Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible;

(b)           the Company has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than $25,000 or outside the Ordinary Course of Business;

(c)           no party (including the Company) has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $25,000 to which the Company is a party or by which it is bound;

(d)           the Company has not created or permitted to arise any Security Interest upon any of its assets, tangible or intangible;

(e)           the Company has not made any capital expenditure (or series of related capital expenditures) either involving more than $25,000 or outside the Ordinary Course of Business;

(f)            the Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $25,000 or outside the Ordinary Course of Business;

(g)           the Company has not incurred any indebtedness, issued or sold any debt securities, prepaid any debt, guaranteed or endorsed, or otherwise as an accommodation became responsible for, the obligations of any Person, or made any loans or advances in an aggregate amount that exceeds $25,000;

(h)           the Company has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

(i)            the Company has not cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $25,000 or outside the Ordinary Course of Business;

(j)            the Company has not changed in any material respect its accounting practices, policies or principles, including as required by GAAP;

(k)           the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(l)            there has been no change made or authorized in the certificate of incorporation or bylaws of the Company;

(m)          the Company has not settled any material audit, made or changed any material Tax election or filed any amended Tax Return;

(n)           instituted, settled or agreed to settle any litigation, action or proceeding before any court or government body;

(o)           the Company has not issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock other than option grants and the issuance of shares of capital stock upon the exercise of stock options in the Ordinary Course of Business;

(p)           the Company has not split, combined or reclassified its outstanding shares of capital stock;

(q)           the Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(r)            the Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to its property;

(s)           the Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business or involving more than $20,000;

(t)            the Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(u)           the Company has not granted any increase in the base compensation of any of its directors, officers, and employees outside the Ordinary Course of Business;

(v)           the Company has not entered into, adopted or amended any employment, consulting, retention, change-in-control, collective bargaining, bonus or other incentive compensation, profit-sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other employment, compensation or benefit plan, policy, agreement, trust, fund or arrangement for the benefit of any officer, director or employee (whether or not legally binding);

(w)          the Company has not made any other change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(x)            the Company has not adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than as contemplated by this Agreement);

(y)           the Company has not made or pledged to make any charitable or other capital contribution;

(z)            there has not been any other occurrence, event, incident, action, failure to act, or transaction involving the Company that has had or would have a Company Material Adverse Effect; and

(aa)         the Company has not committed to any of the foregoing.

SECTION 3.8.   Litigation.  Except as set forth on Section 3.8 of the Company Disclosure Letter, there are no suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations (“Legal Proceedings”) pending or, to the knowledge of the Company, threatened against the Company or to which the Company is a party; and there are no judgments, decrees, injunctions, rules, awards or orders of any governmental or regulatory entity or arbitrator outstanding against the Company.  Without limitation to the foregoing, the Company has not voluntarily initiated, and no Person has initiated against the Company, any bankruptcy or insolvency proceeding.

SECTION 3.9.   Broker’s or Finder’s Fees.  No agent, broker, Person or firm acting on behalf of the Company or under the Company’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the transactions contemplated hereby, except for the Lazard Fee.  The Company has obtained the agreement of Lazard Frères & Co. LLC that $150,000 of the Lazard Fee may be paid by Parent in the form of Parent Common Stock.

SECTION 3.10.   Employees.  To the Company’s knowledge, no executive, key employee or group of employees has plans to terminate employment with the Company.  The Company is not currently a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes.  The Company has not committed any unfair labor practice that has had or would have a Company Material Adverse Effect.

SECTION 3.11.   Employee Benefit Plans.

(a)           Section 3.11 of the Company Disclosure Letter lists each Employee Benefit Plan that the Company or any ERISA Affiliate of the Company maintains, to which the Company or any ERISA Affiliate of the Company contributes or has any obligation to contribute, or with respect to which the Company or any ERISA Affiliate of the Company has any material Liability or potential Liability.  Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in material compliance with (i) the terms of such Employee Benefit Plan, and (ii) with the applicable requirements of ERISA, the Code, and other applicable laws.

(b)           All required reports and descriptions (including annual reports (IRS Form 5500), summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such Employee Benefit Plan, except with respect to failures that has not had nor would not have a Company Material Adverse Effect.  With respect to each Employee Benefit Plan which is an Employee Welfare Benefit Plan subject to COBRA, the Company has complied, in all material respects, with the applicable health care continuation and notice provisions of COBRA.

(c)           All contributions (including all employer contributions and employee salary reduction contributions) which are due have been made within the time period prescribed by ERISA to each such Employee Benefit Plan which is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Company.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan.

(d)           Each Employee Pension Benefit Plan is intended to be “qualified” within the meaning of Code §401(a) and has received a favorable determination, opinion, advisory or notification letter, as applicable, from the Internal Revenue Service that such Employee Pension Benefit Plan is so qualified, and nothing has occurred since the date of such determination that could adversely affect the qualified status of any such Employee Benefit Plan, or adversely affect the ability of the Company to rely on such favorable determination, opinion, advisory or notification letter.  Any favorable determination letters referenced in the preceding sentence cover “GUST,” as defined in footnote 2 of IRS Notice 2003-49.  Each such Employee Benefit Plan that is intended to be “qualified” within the meaning of Code § 401(a) of the Code has timely made “good faith” Economic Growth and Tax Reconciliation Relief Act of 2001 (“EGTRRA”) amendments within the meaning of IRS Notice 2001-42 or the remedial amendment period for making such amendments has not yet expired and will not expire for a period of at least sixty (60) days following the closing of the transactions contemplated by this Agreement.

(e)           Neither the Company nor any ERISA Affiliate has ever established, maintained or contributed to, or had an obligation to maintain or contribute to, any Employee Benefit Plan that is subject to Title IV of ERISA or Code § 412.

(f)            The Company has delivered to Parent correct and complete copies of the plan documents (including all amendments thereto) and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the three most recent annual report (IRS Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements which implement each such Employee Benefit Plan, and all notices that were given to the Company or any of its ERISA Affiliates by the Internal Revenue Service, Department of Labor, or other governmental agency or entity concerning any Employee Benefit Plan.

(g)           All employees of the Company are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by the federal law of the United States and the laws of the state(s) in which they are employed and not the law of any other jurisdiction.

(h)           The Company has no formal plan, commitment, or proposal, whether legally binding or not, or has made a commitment to employees to create any additional Employee Benefit Plan or modify or change any existing Employee Benefit Plan that would affect any current employee, director or consultant, or former employee, of the Company.  No events have occurred or are expected to occur with respect to any Employee Benefit Plan that would cause a material change in the cost of providing the benefits under such plan or would cause a material change in the cost of providing for others liabilities of such plan.

(i)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any material payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due under any Employee Benefit Plan, (B) materially increase any benefits otherwise payable under any Employee Benefit Plan or (C) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

(j)            With respect to each Employee Benefit Plan that the Company or any ERISA Affiliate sponsors, maintains, to which any of them contributes or has any obligation to contribute, or with respect to which any of them has any material Liability or potential Liability:

(i)            No such Employee Benefit Plan which is an Employee Pension Benefit Plan (other than any Multiemployer Plan) has been completely or partially terminated.

(ii)           The Company has not engaged in any Prohibited Transaction (other than exempt Prohibited Transactions) and to the knowledge of the Company, there have been no Prohibited Transactions with respect to any such Employee Benefit Plan.  To the knowledge of the Company, no Fiduciary has any material Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan.  No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Company’s knowledge, is threatened; and to the Company’s knowledge, there is no Basis for any such action, suit, proceeding, hearing, or investigation.

(iii)          No Employee Benefit Plan constitutes a Multiemployer Plan.  Neither the Company nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any Liability (including withdrawal liability as defined in ERISA §4201) at any time during the five-year period ending on the Closing Date, under or with respect to any Multiemployer Plan.

(iv)          The Company does not maintain, contribute to or have an obligation to contribute to, or have any material Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with COBRA).

(v)           Parent or Merger Sub have the right at any time to amend or terminate each such Employee Benefit Plan after the Closing Date without incurring any liability other than with respect to benefits that have already accrued under a retirement plan or liability that has not had nor would not have a Company Material Adverse Effect.

(k)           The payment by the Company prior to the Closing of the Company M&A Incentive Plan Payment, together with the payment in Parent Common Stock of the Parent M&A Incentive Plan Payment following the Effective Time, in each case pursuant to the terms and conditions set forth herein, shall satisfy and discharge in full all obligations of the Company and

Parent, and their respective affiliates, officers, directors and stockholders, under or pursuant to the Company M&A Incentive Plan.  At or prior to the Closing, the Company shall deliver to Parent (i) satisfactory evidence of payment of the Company M&A Incentive Payment and (ii) written consents in the form attached as Exhibit E hereto (the “Participant Consents”), executed by each of the M&A Incentive Plan Participants, consenting to the payment of the Parent M&A Incentive Plan Payment in Parent Common Stock and releasing the Company, Parent and their respective affiliates, officers, directors and stockholders from any further claims or liability under the Company M&A Incentive Plan upon and subject to such payment.

SECTION 3.12.   Board Recommendation; Requisite Vote of the Company’s Stockholders; Voting Agreements and Written Consents.

(a)           The Board of Directors of the Company has, by resolutions duly adopted by the requisite vote of the directors present at a meeting of such board duly called and held on September 21, 2004 and not subsequently rescinded or modified in any way, and in compliance with the provisions of Section 144 of the DGCL, (i) determined (A) that this Agreement, the Merger in accordance with the terms of this Agreement, and the other transactions contemplated hereby, are advisable and are fair to and in the best interests of the Company, its Stockholders and its creditors, (B) that the Company has made diligent efforts to market its assets, and (C) that it has considered all reasonable alternatives to the transactions contemplated herein and, in the opinion of the Board of Directors, such transactions contemplated herein constitute the best and most feasible alternative for the Company, (ii) approved this Agreement and the Merger and the other transactions contemplated hereby, (iii) directed that this Agreement be submitted for consideration by the Stockholders and (iv) recommended that the Stockholders adopt this Agreement.

(b)           The only votes of holders of any class or series of capital stock of the Company required to approve this Agreement, the Merger and the other transactions contemplated hereby is (i) the affirmative vote of a majority of the holders of the outstanding shares of Common Stock and the Preferred Stock, each voting as a separate class, (ii) the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred, voting as a separate class, and (iii) the affirmative vote of the holders of 85% of the outstanding shares of Series B Preferred, voting as a separate class (the “Required Company Stockholder Vote”).

(c)           Holders of more than (i) 60.5% of the outstanding shares of the Company’s Common Stock, (ii) 98.2% of the Company’s Series A Preferred Stock, and (iii) 91.6% of the Company’s Series B Preferred Stock (the “Consenting Stockholders”), have agreed in writing to vote for approval of the Merger pursuant to irrevocable proxies attached as exhibits to the Voting Agreements.  Each Consenting Stockholder has also delivered, as an exhibit to such Voting Agreement, an executed written consent pursuant to Section 228 of the DGCL approving this Agreement, the Merger and other transactions contemplated herein, which written consent by its terms becomes effective and binding immediately following execution of this Agreement.  Consequently, immediately following the execution of this Agreement by the parties hereto, the Required Company Stockholder Vote shall have been obtained.

SECTION 3.13.   Taxes.  Except as disclosed on Section 3.13 of the Company Disclosure Letter:

(a)           The Company and each affiliated, combined, consolidated or unitary group of which the Company is or has been a member (a “Company Group”) have timely filed all federal, state, local, and other Tax Returns required to be filed by it on or before the Effective Date in the manner prescribed by applicable laws and all such Tax Returns were true, complete and correct in all material respects.  All Taxes of the Company have been timely paid in full and the accruals and reserves for Taxes reflected in the Company’s Financial Statements are adequate to cover all Taxes accruing through the date of such Financial Statements.  The Company has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.  There are no liens on any of the assets, rights or properties of the Company with respect to Taxes, other than liens for Taxes not yet due and payable.

(b)           To the knowledge of the Company, no audit of the Tax Returns or other examination of the Company or any Company Group is pending or threatened.  No deficiencies have been asserted against the Company as a result of examinations by any state, local, federal or foreign taxing authority.  To the knowledge of the Company, no claim has ever been made by an authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to Tax in that jurisdiction.  The Company is not subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other tax authorities that will be binding on the Company with respect to any period following the Closing Date.  The Company has not granted any power of attorney which is currently in force with respect to any Taxes or Tax Returns.

(c)           The Company has not requested any extension of time within which to file any material Tax Return which Tax Return has not yet been filed.  There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid Taxes against the Company.

(d)           The Company has disclosed on its federal income tax returns all positions taken therein that could, if not so disclosed, give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.  The Company has not been a party to a “listed transaction” within the meaning of Treas. Reg. Sec. 1.6011-4(b).

(e)           The Company is not a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority).

(f)            The Company is not a party to any agreement, contract, or arrangement that, individually or collectively, would give rise to the payment of any amount (whether in cash or property, including shares of capital stock) that would not be deductible pursuant to the terms of Sections 162 (a) (1), 162 (m), 162 (n) or 280G of the Code or would be subject to the excise tax under Section 4999 of the Code.

(g)           Neither the Company nor any Affiliate of the Company has made with respect to the Company or any assets held by the Company any consent under Section 341 of the Code.

(h)           The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 (a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355 (e) of the Code) in conjunction with the Merger.

SECTION 3.14.   Environmental Matters.

(a)           There are no conditions existing on any real property currently or formerly owned, leased or operated by the Company or to the knowledge of the Company resulting from the Company’s operations currently or formerly conducted thereon that give rise to any material violation of or result in any material liability under any Environmental Law, and the Company is and has been in compliance in all material respects with all applicable Environmental Laws.

(b)           The Company has generated, received, handled, used, processed, stored, treated, released, discharged, emitted, shipped and disposed of all Hazardous Substances (whether or not on its owned or leased properties or properties operated by them or properties owned, leased or operated by others) in material compliance with all applicable Environmental Laws.

(c)           Neither any real property currently or formerly owned, leased or operated by the Company, nor the Company’s operations currently or formerly conducted thereon or by any prior owner of the real property, are subject to any pending or, to the knowledge of the Company, threatened action, demand, claim, notice of noncompliance, suit, investigation, inquiry or proceeding relating to human health or environmental quality or any Environmental Laws.

(d)           All permits, notices and authorizations, if any, required to be obtained or filed in connection with the operation of the Company’s business, including past or present treatment, storage, disposal or release of a Hazardous Substance or solid waste into the environment, have been duly obtained or filed, and the Company is in material compliance with the terms and conditions of all such permits, notices and authorizations.  All such permits, notices and authorizations are set forth on Section 3.14(d) of the Company Disclosure Letter.

(e)           The Company has not assumed, contractually or, to the knowledge of the Company, by operation of law, any liabilities or obligations of third parties under any Environmental Laws.

(f)            To the Company’s knowledge, it has not, in the course of its business, sent or disposed of, otherwise had taken or transported, arranged for the taking or disposal of (on behalf of itself, a customer or any other party) or in any other manner participated or been involved in the taking of or disposal or release of a Hazardous Substance to or at a site that is contaminated by any Hazardous Substance or that, pursuant to any Environmental Law (i) has been placed on the “National Priorities List,” the “CERCLIS” list, or any similar state or federal list, or (ii) is subject to or the source of a claim, an administrative order or other request to take “removal,” “remedial,” “corrective” or any other “response” action, as defined in any Environmental Law, or to pay for the costs of any such action at the site.  The Company is not involved in any suit or proceeding and has not received any notice, request for information or other communication from any governmental entity or other third party with respect to a release or threatened release of any Hazardous Substance or a violation or alleged violation of any Environmental Law, and the Company has not received notice of any claims from any Person relating to property damage, natural resource damage, or to personal injuries from exposure to any Hazardous Substance.

SECTION 3.15.   Compliance with Laws.  The Company is in compliance in all material respects with all applicable laws, rules or regulations of any United States federal, state or local or foreign government or agency, and no notice, charge, claim, action or assertion has been received by the Company or, to the Company’s knowledge, has been filed, commenced or threatened against the Company alleging any such non-compliance.  All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect, except where the failure to obtain and keep in effect such licenses, permits or approvals would not have a Company Material Adverse Effect.

SECTION 3.16.   Restriction on Business Activities.  Except as set forth in Sections 3.17(c) and 3.17(d) of the Company Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon the Company which has or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of the Company after Closing, any acquisition of property by the Company after Closing, or the conduct of business as currently conducted by the Company after Closing.

SECTION 3.17.   Intellectual Property.

(a)           Except as set forth in Section 3.17(a) of the Company Disclosure Letter, the Company owns or has the right to use (whether pursuant to license, sublicense, agreement, permission or otherwise) all such Intellectual Property used in and material to the operation of the business of the Company as presently conducted; provided, however, that any representation as to whether the use of such Intellectual Property would infringe or violate any Intellectual Property of a third party shall be solely as set forth in Sections 3.17(b) and (e).  Each such item of Intellectual Property owned or used by the Company in the conduct of its business immediately prior to the Closing will be owned or available for use by the Company in the conduct of its business on substantially identical terms and conditions immediately subsequent to the Closing.  The Company has taken such action that is customary and reasonable by industry standards to maintain and protect the Intellectual Property that it owns or uses.

(b)           To the Company’s knowledge and except as set forth in Section 3.17(b) of the Company Disclosure Letter, the Company has not infringed, misappropriated or violated any Intellectual Property of third parties.  Except as set forth in Section 3.17(b) of the Company

Disclosure Letter, the Company has not received any charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation or violation (including any claim that the Company must license or refrain from using any Intellectual Property of any third party).  To the Company’s knowledge and except as set forth in Section 3.17(b) of the Company Disclosure Letter, no third party has infringed, misappropriated, or otherwise violated the Intellectual Property of the Company.

(c)           Section 3.17(c) of the Company Disclosure Letter identifies each patent or registration which has been issued to the Company with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which the Company has made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which the Company has granted to any third party with respect to any of its Intellectual Property.  The Company has delivered or made available to Parent correct and complete copies of all such patents, registrations and applications, and all written licenses, agreements and permissions (as amended to date), and have made available to Parent correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.  Section 3.17(c) of the Company Disclosure Letter also identifies each trade name or unregistered trademark currently used by the Company in its business.  With respect to each item of Intellectual Property required to be identified in Section 3.17(c) of the Company Disclosure Letter:

(i)            Except as set forth in Section 3.17(c) of the Company Disclosure Letter, the Company possesses all right, title, and interest in and to the item, free and clear of any Security Interest, license, or other restriction;

(ii)           the item is not subject to any outstanding injunction, judgment, order, decree or ruling;

(iii)          no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Company’s knowledge, threatened which challenges the validity, enforceability or ownership of the item; and

(iv)          the Company has not agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

(d)           Section 3.17(d) of the Company Disclosure Letter identifies each license, sublicense, agreement, and permission (as amended to date) pursuant to which the Company currently uses any item of Intellectual Property that any third party owns.  The Company has delivered or made available to Parent correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).  With respect to each license, sublicense, agreement, and permission (as amended to date) required to be identified in Section 3.17(d) of the Company Disclosure Letter:

(i)            the license, sublicense, agreement, or permission is legal, valid, binding, enforceable, and in full force and effect;

(ii)           the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Merger;

(iii)          the Company is not and, to the Company’s knowledge, no other party to the license, sublicense, agreement, or permission is in material breach or default, and the Company is not aware that any event has occurred which with notice or lapse of time would constitute a material breach or permit termination, modification, or acceleration thereunder;

(iv)          the Company has not and, to the Company’s knowledge, no other party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v)           to the Company’s knowledge, the item of Intellectual Property underlying the license, sublicense, agreement, or permission is not subject to any outstanding injunction, judgment, order, decree or ruling;

(vi)          to the Company’s knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending which challenges the validity or enforceability of the underlying item of Intellectual Property; and

(vii)         the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

(e)           To the Company’s knowledge, the Company does not infringe, misappropriate, or otherwise violate any Intellectual Property of any third party as a result of the operation of its business as presently conducted.

(f)            All employees, consultants and contractors involved in research and development or other activities relating to the Intellectual Property of the Company have entered into customary and appropriate assignment and nondisclosure agreements for the benefit of the Company.  The Company has not received any government or university funding with respect to its business or Intellectual Property.

SECTION 3.18.   Debarment.  The Company has not been debarred and is not subject to debarment pursuant to Section 306 of the United States Food, Drug, and Cosmetic Act, as amended, and to the Company’s knowledge, has not used in any capacity in connection with the conduct of its business any Person who has been debarred or who is the subject of a conviction described in such section.

SECTION 3.19.   Good Practices.  The Company has conducted, and has caused its contractors and consultants to conduct, its activities, including without limitation its research and development activities relating to drug target identification, to the extent applicable in all material respects in accordance with the United States Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated pursuant thereto from time to time, and other applicable law.  The Company has prepared, maintained and retained all regulatory documentation that is required to be prepared, maintained and retained, in all material respects in compliance with applicable laws.

SECTION 3.20.   Insurance.  Section 3.20 of the Company Disclosure Letter contains a true and complete list of all insurance policies held by the Company as of the date hereof.  All such insurance policies are in full force and effect and all related premiums that are due have been paid to date.  To the knowledge of the Company, there are no pending or threatened disputes or communications with or from any insurance carrier denying or disputing any claim or regarding cancellation or nonrenewal of any such policy, and the policies will remain valid and in full force and effect on identical terms following the consummation of the Merger.  The Company is covered by insurance in scope and amount customary and reasonable for the business in which is engaged.

SECTION 3.21.   Contracts and Arrangements.

(a)           Section 3.21(a) of the Company Disclosure Letter lists the following contracts and other agreements to which the Company is a party as of the date hereof:

(i)            any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $10,000 per annum;

(ii)           any agreement (or group of related agreements), other than employment agreements or arrangements, for the purchase or sale of raw materials, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, result in a material loss to the Company, or involve consideration in excess of $10,000;

(iii)          any agreement creating a partnership or joint venture;

(iv)          any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $10,000 or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

(v)           any agreement (other than stock option, stock purchase or severance agreement) with any Stockholder or Affiliate thereof;

(vi)          any agreement that is terminable upon or prohibits a change of ownership or control of the Company;

(vii)         all term sheets, memoranda of understanding, letter of intent or similar agreements relating to any currently pending or proposed (A) sales, options or grants of securities of the Company or (B) strategic alliances, joint ventures, financings, acquisitions or reorganizations or other similar relationships or transactions;

(viii)        any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;

(ix)           any collective bargaining agreement;

(x)            any agreement or arrangement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $25,000 or providing severance benefits;

(xi)           any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business;

(xii)          any agreement under which the consequences of a default or termination would have a Company Material Adverse Effect; or

(xiii)         any other agreement (or group of related agreements) the performance of which involves consideration in excess of $25,000 or which is otherwise material to the business of the Company.

The Company has delivered or made available to Parent a correct and complete copy of each written agreement listed in Section 3.21(a) of the Company Disclosure Letter (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 3.21(a) of the Company Disclosure Letter.  With respect to each agreement set forth in subsections (i), (ii), (iv), (x), (xiii) of Section 3.21(a), to the extent that such agreement is in excess of $25,000, and with respect to each other agreement set forth in the other subsections of Section 3.21(a): (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Merger (except (1) to the extent any agreement listed in subsection 3.21(a)(vii) terminates at the Effective Time as provided herein, and (2) as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law); (C) neither the Company nor, to the knowledge of the Company, any other party to the agreement is in breach or default, and the Company is not aware that any event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) neither the Company nor, to the knowledge of the Company, any other party to the agreement has repudiated any provision of the agreement.

(b)           Except as described in Section 3.21(b) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in any material payment (including severance, unemployment compensation, tax gross-up, bonus or otherwise) becoming due to any current or former director, officer, employee or independent contractor of the Company, from the Company under any Employee Benefit Plan, Stock Plan, agreement or otherwise, (ii) materially increase any benefits otherwise payable under any Employee Benefit Plan, Stock Plan, agreement or otherwise or (iii) result in the acceleration of the time of payment, exercise or vesting of any such material benefits.

(c)           The Company is not a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the business of the Company or any Affiliate is conducted.

SECTION 3.22.   Assets.

(a)           The Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests.

(b)           The Company owns or leases all buildings, machinery, equipment, and other tangible assets necessary for the conduct of its business as presently conducted and as presently proposed to be conducted.  Each such tangible asset is, to the Company’s knowledge, free from defects (patent and latent), has been maintained in all material respects in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed to be used.

(c)           Without limitation to the foregoing, all tissue samples owned or held by the Company have been properly maintained, stored and refrigerated by the Company in all material respects, and the Company has complied in all material respects with all applicable state and federal laws regarding the storage, transfer, use and disposal of the tissue samples.

SECTION 3.23.   Real Property.

(a)           The Company owns no real property.

(b)           Section 3.23 of the Company Disclosure Letter lists and describes briefly all real property leased or subleased to the Company as of the date hereof.  The Company has delivered to Parent correct and complete copies of the leases and subleases listed in Section 3.23 of the Company Disclosure Letter, as amended to date.  With respect to each lease and sublease listed in Section 3.23 of the Company Disclosure Letter:

(i)            the lease or sublease is legal, valid, binding, enforceable (except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law), and in full force and effect;

(ii)           the lease or sublease will continue to be legal, valid, binding, enforceable (except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law), and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

(iii)          neither the Company nor, to the knowledge of the Company, any other party to the lease or sublease is in breach or default, and the Company is not aware that any event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv)          neither the Company nor, to the knowledge of the Company, any other party to the lease or sublease has repudiated any provision thereof;

(v)           there are no disputes, oral agreements, or forbearance programs in effect as to the lease or sublease by the Company;

(vi)          with respect to each sublease, the representations and warranties set forth in subsections (i) through (v) above are, to the Company’s knowledge, true and correct with respect to the underlying lease;

(vii)         the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

(viii)        all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required in connection with the operation thereof, except where the failure to obtain such approvals has not had nor would not have a Company Material Adverse Effect, and have been operated and maintained substantially in accordance with applicable laws, rules, and regulations;

(ix)           all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of the Company’s business at said facilities as currently conducted and as proposed to be conducted; and

(x)            to the Company’s knowledge, the owner of the facility leased or subleased has good and marketable title to the parcel of real property, free and clear of any Security Interest, easement, covenant, or other restriction, except for installments of special easements not yet delinquent and recorded easements, covenants, and other restrictions which do not impair the current use, occupancy, or value, or the marketability of title, of the property subject thereto.

SECTION 3.24.   Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company.

SECTION 3.25.   Guaranties.  The Company is not a guarantor or otherwise liable for any Liability or obligation (including indebtedness) of any other Person.

SECTION 3.26.   Certain Business Relationships with the Company.  No officer, director, employee or Affiliate of the Company owns any asset, tangible or intangible, which is used in the business of the Company, or has been engaged in any transaction, relationship or arrangement involving or relating to the Company outside the Ordinary Course of Business within the last 12 months.

SECTION 3.27.   State Takeover Statutes.  The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations under the DGCL or California Code will not apply to the Merger and the other transactions contemplated by this Agreement.  No other state takeover statute is applicable to the Merger or the other transactions contemplated by this Agreement.

SECTION 3.28.   Ligand License.  The Company has received the license from Ligand Pharmaceuticals Inc. identified in Section 3.28 of the Company Disclosure Letter.

SECTION 3.29.   Accredited Investors.  Other than those listed on Section 3.29 of the Company Disclosure Letter, to the knowledge of the Company based on written confirmations received from such holders within 15 days of the date of this Agreement, each holder of Preferred Stock is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

SECTION 3.30.   Full Disclosure.  No representation or warranty by the Company in this Agreement and no statement contained in any document (including, without limitation, the Financial Statements and the Company Disclosure Letter), certificate or other writing furnished or to be furnished by the Company to Parent or any of its representatives pursuant to the provisions hereof contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

SECTION 3.31.   Information Statement.  The information relating to the Company included or to be included in the information statement mailed to Stockholders in connection with the transactions contemplated hereby (the “Information Statement”) shall not at the time the Information Statement is mailed to Stockholders and at all times subsequent thereto (through and including the Effective Date), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Effective Time, any information should be discovered by the Company which should be set forth in an amendment to the Information Statement, the Company shall promptly inform Parent.  Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information relating to Parent or Merger Sub which is contained in any of the foregoing documents.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

The Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows.

SECTION 4.1.   Organization, Qualification and Corporate Power.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Parent is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.  Each of Parent and Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.  Neither Parent nor Merger Sub is in default under, or in violation of, any provision of their respective certificates of incorporation or bylaws.

SECTION 4.2.   Capitalization.  The shares of Parent Common Stock to be issued as part of the Merger Consideration, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.  Parent has not declared a stock split, stock dividend or recapitalization with a record date between the date hereof and the Effective Date.

SECTION 4.3.   Authorization; No Conflict.

(a)           Each of Parent and Merger Sub has the requisite corporate power to enter into this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the respective Boards of Directors of Parent and Merger Sub and the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b)           Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the provisions herein shall (i) result in a violation or breach of or conflict with the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Security Interest upon any of the properties or assets owned or operated by Parent or Merger Sub under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or Merger Sub under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3 below, violate any judgment, ruling, order, writ, injunction, decree, statute, law (including the common law), rule or regulation applicable to Parent or Merger Sub or any of their respective properties or assets..

SECTION 4.4.   Consents and Approvals.  No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental or regulatory authority is necessary to be obtained or made by Parent or Merger Sub in connection with Parent’s and Merger Sub’s execution, delivery and performance of this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with the applicable rules of NASDAQ, and (iii) compliance with the “blue sky” laws of various states and applicable foreign competition and antitrust laws.

SECTION 4.5.   SEC Reports.  Since January 1, 2002, Parent has timely filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Parent SEC Reports”) required to be filed by Parent with the SEC.  As of their respective dates or, if amended, as of the date of such amendment, each of the Parent SEC Reports (a) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act (as the case may be), and (b) none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Reports (including the related notes and schedules) fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into the Parent SEC Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations and cash flows, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

SECTION 4.6.   Absence of Material Adverse Changes, etc.  Except as disclosed in the Parent SEC Reports filed by Parent and publicly available prior to the date of this Agreement, from December 31, 2003, Parent has conducted its business in the Ordinary Course of Business and there has not been or occurred any event, change, occurrence or development of a state of circumstances which has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.7.   Litigation.  There are no suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the knowledge of Parent, threatened, to which Parent is a party which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.  There are no judgments, decrees, injunctions, rules, awards or orders of any governmental or regulatory entity or arbitrator outstanding against Parent which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.8.   Broker’s or Finder’s Fees.  No agent, broker, Person or firm acting on behalf of Parent or under Parent’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee from any of the parties hereto in connection with any of the transactions contemplated hereby.

SECTION 4.9.   Full Disclosure.  No representation or warranty by the Parent or Merger Sub in this Agreement and no statement contained in any document, certificate or other writing furnished or to be furnished by the Parent or Merger Sub or any of its representatives pursuant to the provisions hereof contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE 5
CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1.   Conduct of Business by the Company Pending the Merger.  Except as set forth on Schedule 5.1, the Company covenants and agrees that, prior to the Effective Time, unless Parent shall otherwise agree in writing or except as expressly permitted or required pursuant to this Agreement, the Company shall not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business; and the Company shall use its reasonable best efforts to maintain and preserve intact its business, facilities and assets, to maintain significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with it, and to keep available the services of its current officers and employees, in each case to the end that the Company’s ongoing business shall not be impaired in any material respect at the Effective Time.  By way of amplification and not limitation, except as expressly permitted by this Agreement, the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

(a)           amend or otherwise change its certificate of incorporation or bylaws;

(b)           issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance (including in each case by way of share split, combination or reclassification) of any shares of its capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company, except pursuant to the terms of the Options and the Warrants outstanding on the date of this Agreement;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d)           reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any material assets;

(f)            assign, lease, license, mortgage, pledge or otherwise subject to any encumbrance of any of its material assets;

(g)           forgive, cancel, compromise, waive or release any debts, claims or rights, except for debts, claims and rights forgiven, canceled, compromised, waived or released in the Ordinary Course of Business;

(h)           incur any indebtedness outside the Ordinary Course of Business or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances;

(i)            make, authorize or commit for any capital expenditure or other capital additions or improvements in excess of $20,000, individually or in the aggregate;

(j)            increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practice in salaries or wages of employees of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, or otherwise make (or become obligated to make) any bonus payments to any of its officers or employees in excess of $25,000, individually or in the aggregate;

(k)           enter into, adopt or amend in any material respect any employment, retention, change-in-control, collective bargaining, bonus or other incentive compensation, profit-sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other employment, compensation or benefit plan, policy, agreement, trust, fund or arrangement for the benefit of any officer, director or employee (whether or not legally binding);

(l)            extend an offer of employment or consulting arrangement to any individual or entity, unless such offer relates to current consulting services of the Company that cannot be adequately performed by the Company’s existing employees or consultants and such offer is consistent with the Ordinary Course of Business;

(m)          change any of its accounting practices, policies or principles, other than as required by GAAP or take any other adverse action, other than in the Ordinary Course of Business, with respect to accounting policies or procedures;

(n)           sell any assets with a value in excess of $20,000 in the aggregate;

(o)           enter into any contract or agreement material to the business, results of operations or financial condition of the Company outside the Ordinary Course of Business;

(p)           other than in the Ordinary Course of Business, enter into any licensing, distribution, sponsorship, advertising, merchant program or other similar contracts, agreements, or obligations which may not be cancelled without penalties by the Company upon notice of 30 days or less;

(q)           take any action to cause, or fail to take any action to prevent, the accelerated vesting and exerciseability of the Options, other than as required under the Option Plan (and except as otherwise permitted under this Agreement);

(r)            make, change or revoke any material Tax election or make any material agreement or settlement regarding taxes with any Taxing authority;

(s)           permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated;

(t)            adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(u)           institute, settle or agree to settle any litigation, action or proceeding before any court or government body;

(v)           enter into, amend or terminate any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1; or

(w)          knowingly take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect or otherwise authorize, or enter into an agreement to do anything in clauses (a) through (v).

SECTION 5.2.   General.  Subject to Sections 5.4(b) and 9.1, the Company shall use its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 8 below).  The Company shall give any notices to third parties, and shall use its reasonable best efforts to obtain any third-party consents, that Parent reasonably may request in connection with the transactions contemplated herein.

SECTION 5.3.   Full Access.  The Company shall permit representatives of Parent to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Company.

SECTION 5.4.   Exclusivity.

(a)           The Company shall not (i) solicit, initiate, or encourage (including by way of furnishing nonpublic information) the submission of any proposal or offer from any Person relating to the acquisition or potential acquisition of any capital stock or other voting securities (except as otherwise provided herein with respect to any private financing or capital raising transaction), or any substantial portion of the assets, of the Company (including any acquisition structured as a merger, consolidation, or share exchange) (a “Competing Transaction”) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing.  Any prior discussions with respect to any of the foregoing (other than the transactions contemplated by this Agreement) shall have been terminated prior to execution of this Agreement without obligation by or liability to the Company.  The Company shall notify Parent immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.  Such notice to Parent shall indicate in reasonable detail the material terms and conditions of such proposal, offer or inquiry.

(b)           Notwithstanding the foregoing, at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the recommendation of the Board of Directors of the Company in favor of this Agreement, the Merger and the transactions contemplated herein (the “Company Board Recommendation”) may be withdrawn or modified, and this Agreement may be terminated by the Company, subject to and upon payment of the Company Termination Fee, if: (i) an unsolicited, bona fide written offer to purchase all of the outstanding shares of Company Stock is made to the Company and is not withdrawn; (ii) the Company provides Parent with a copy of such offer and at least five business days prior notice of any meeting of the Company’s Board of Directors at which such Board of Directors will consider and determine whether such offer is a Superior Offer; (iii) the Company’s Board of Directors determines in good faith (based upon a written opinion of an independent financial advisor of nationally recognized reputation) that such offer constitutes a Superior Offer; (iv) the Company’s Board of Directors determines in good faith, after having taken into account the written advice of the Company’s outside legal counsel, that, in light of such Superior Offer, the withdrawal or modification of the Company Board Recommendation is required in order for the Company’s Board of Directors to comply with its fiduciary obligations to the Stockholders under applicable law; and (v) neither the Company nor any of its representatives shall have breached or taken any action inconsistent with any of the provisions set forth in Section 5.4(a).

ARTICLE 6
ADDITIONAL AGREEMENTS

SECTION 6.1.   Information Statement.  As promptly as practicable after the execution of this Agreement, the Company shall prepare, with the cooperation of Parent, the Information Statement.  The Company shall mail the Information Statement to all Stockholders entitled to receive such notice under applicable law.  The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock to be received by the Stockholders entitled to receive Parent Common Stock in the Merger and a proxy statement for solicitation of Stockholder approval of the Merger.  Whenever any event occurs that is required to be set forth in an amendment or supplement to the Information Statement, the Company shall promptly inform Parent of such occurrence and cooperate in mailing to shareholders of Target, such amendment or supplement.  The Information Statement shall include the recommendation of the Board of Directors of the Company in favor of the Merger Agreement and the Merger and the conclusion of the Board of Directors that the terms and conditions of the Merger are fair and reasonable to the Stockholders.  Anything to the contrary contained herein notwithstanding, the Company shall not include in the Information Statement any information with respect to Parent or its affiliates or associates, the form and content of which information shall not have been approved by Parent prior to such inclusion.

SECTION 6.2.   Voting Agreements and Written Consents.  Concurrently with the execution of this Agreement, the Consenting Stockholders, constituting the holders of at least 60.5% of the voting power of the Company’s Common Stock, 98.1% of the voting power of the Company’s Preferred Stock, and 91.6% of the voting power of the Company’s Series B Preferred Stock, are delivering executed Voting Agreements agreeing, among other things and subject to the terms and conditions thereof, to vote to approve this Agreement and the Merger.

SECTION 6.3.   Stockholders’ Written Consent.  Subject to Section 5.4 and 9.1, the Company shall, as promptly as practicable after execution of this Agreement, seek the written consent of all Stockholders, pursuant to Section 228 of the DGCL, to this Agreement, the Merger and other transactions contemplated herein, and shall take all action necessary or advisable to secure the consent of Stockholders required to effect the Merger.

SECTION 6.4.   Affiliates Agreements and Stockholder Representation Agreement.  At least five days prior to the Closing Date, the Company shall deliver to Parent affiliate agreements in substantially the form attached hereto as Exhibit F (the “Affiliate Agreements”) with Persons that would otherwise be considered “affiliates” of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act pursuant to which each Affiliate of the Company agrees to comply with the applicable requirements of Rule 145.  Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by Significant Stockholders or Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Lock-up Agreements.  The Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent at or prior to the Closing from each of the Stockholders receiving Parent Common Stock in the Merger an executed Stockholder Representation Agreement (the “Stockholder Representation Agreement”) in the form attached hereto as Exhibit G.

SECTION 6.5.   Registration Rights/Lock-up Agreements.  From and after the Effective Time, the Company Stockholders that receive Parent Common Stock as part of the Merger Consideration to which they are entitled hereunder shall have the rights with respect to the registration under the Securities Act of such shares Parent Common Stock as are set forth in the registration rights agreement in substantially the form attached hereto as Exhibit H-1 (the “Registration Rights Agreement”).  In addition, each Stockholder holding or expected to hold at least 5% of the Company Stock (on an as-converted basis) as of the Closing Date (the “Significant Stockholders”), shall execute a version of the Registration Rights Agreement attached hereto as Exhibit H-2 containing a lock-up provision, pursuant to which each Significant Stockholder shall agree not to (i) sell, transfer or convey any shares of Parent Common Stock during the first six months after the Closing Date, (ii) sell, transfer or convey more than 20% of the number of his, her or its respective shares of Parent Common Stock received as consideration in the Merger (inclusive of any share of Parent Common Stock held in escrow for the benefit of such Stockholder) during any three-month period until the second anniversary of the Effective Time, and (iii) sell, transfer or convey more than 40% of the number of his, her or its respective shares of Parent Common Stock received as consideration in the Merger (inclusive of any share of Parent Common Stock held in escrow for the benefit of such Stockholder) during any three-month thereafter (the “Registration Rights/Lock-up Agreement”), and the Company shall deliver such Registration Rights/Lock-up Agreements to Parent at least five days prior to the Closing Date.

SECTION 6.6.   Employee Benefit Matters.  From and after the Effective Time, Parent and the Surviving Corporation shall have the rights and obligations described in this Section 6.6 regarding the individuals who were employees of the Company immediately prior to the Effective Time (the “Continuing Employees”).

(a)           Employment.  All Continuing Employees shall be employed solely on an “at will” basis, except as may otherwise be required by applicable law.  Each of the Key Employees shall execute and deliver an employment and non-competition agreement before Closing which shall be reasonably satisfactory to Parent (the “Employment Agreements”) (provided that the effectiveness of such Employment Agreements shall be expressly contingent upon consummation of the Merger).  Subject to the provisions of the Employment Agreements with respect to Key Employees, nothing herein shall restrict in any manner the right of Parent or the Surviving Corporation to terminate the employment of any Continuing Employee, and a Continuing Employee whose employment is terminated for any reason ceases immediately to be a “Continuing Employee” for purposes of this Agreement.

(b)           Benefit Plans.  Parent shall cause the Surviving Corporation to assume the Employee Benefit Plans (except for the Option Plan, which shall be terminated by the Company immediately prior to the Closing) as of the Effective Time and operate such plans in accordance with their respective terms, and the Company shall take any steps necessary to permit such assumption.  Continuing Employees shall continue after the Effective Time to participate in such assumed plans.  At such time as determined by Parent or the Surviving Corporation, Continuing Employees shall participate in Parent’s compensation, severance, bonus, stock option and other incentive plans for which they are eligible pursuant to the terms and conditions of such plans, or in similar plans maintained by the Parent or Surviving Corporation, in each case consistent with the participation offered to Parent’s employees holding similar positions.  Each such Parent plan shall grant credit to each Continuing Employee for all service prior to the Effective Time with the Company (including any predecessors) for vesting and eligibility purposes, but not for benefit accrual.  No Continuing Employee shall be simultaneously covered under similar employee benefit plans of the Parent or the Surviving Corporation.  Nothing in this Section 6.6 shall restrict in any manner the right of Parent or the Surviving Corporation to amend or terminate any assumed Employee Benefit Plan or to modify any compensation arrangement of any Continuing Employee for any reason at any time (in each case subject to the provisions of any written employment contracts and applicable law).  To the extent any Continuing Employees participate in any Parent plan, Parent shall (i) cause to be waived any pre-existing conditions or limitations and eligibility waiting periods under any group health plan of Parent with respect to Continuing Employees and their eligible dependents, and (ii) cause each Continuing Employee to be given credit toward applicable deductibles and annual out-of-pocket limits under any health plan of Parent for all amounts earned, credited or otherwise paid by such Continuing Employee under any similar health plan of the Company in which such Continuing Employee was participating immediately prior to the Effective Time.

SECTION 6.7.   Resignations.  The Company shall take all actions reasonably necessary to obtain the resignation of each director of the Company to be effective at and as of the Effective time.

SECTION 6.8.   Indemnification of Officers and Directors of the Company.

(a)           For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions under the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of the Company, being referred to collectively as the “Company Indemnitees”).  Parent shall cause the certificate of incorporation and bylaws of Merger Sub and the Surviving Corporation to contain the provisions with respect to indemnification and exculpation from liability set forth in the Company’s certificate of incorporation and bylaws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Company Indemnitee.  Parent or the Surviving Corporation will obtain a “tail” policy extending, at the same level and scope of coverage, the director and officer liability insurance policy of the Company in effect immediately prior to the Closing for a period of six years thereafter.

(b)           This Section 6.8 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

SECTION 6.9.   Private Placement.  Parent and the Company shall use their respective reasonable efforts to cause the Merger to qualify as a private placement of Parent Common Stock under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  To the extent permitted by the Company’s certificate of incorporation and bylaws and by each other agreement among the Company and its stockholders, the Company agrees that it will not issue additional shares of the Company’s Common Stock or Preferred Stock, other than issuances related to any exercises of rights, options, warrants, or conversion rights existing as of the date hereof by the registered holders thereof, in each case in accordance with the terms of such instrument and applicable law.

SECTION 6.10.   Public Statements.  The Company, Parent and Merger Sub shall consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby and shall not issue any such public announcement or statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or trading market.

SECTION 6.11.   Further Assurances.  Subject to the terms and conditions provided herein, each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by this Agreement.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and/or the Surviving Corporation shall cause the proper officers and directors of the Company, Parent and Merger Sub to take all such action.

SECTION 6.12.   Notification of Certain Matters.  Each of the Company, Parent and Merger Sub agrees to give prompt notice to each other of, and to use commercially reasonable efforts to prevent or promptly remedy, (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be reasonably likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof through the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.13.   Notice of Changes in Capitalization.  At the Closing, the Company shall provide Parent (a) a list setting forth any changes to the information in Sections 3.2(d) and 3.2(e) of the Company Disclosure Letter, and (b) an Excel spreadsheet containing all information set forth in Sections 3.2(d) and 3.2(e) of the Company Disclosure Letter (including any modifications delivered pursuant to Section 6.13(a)), and the Company shall update the deliverables set forth in this Section 6.13 through the Effective Time.  The Company acknowledges that the spreadsheet described in this Section 6.13 shall be the basis for determining the distribution among the Stockholders of the Merger Consideration and the Escrow Consideration by Parent and the Escrow Agent, respectively.

ARTICLE 7
TAX MATTERS

SECTION 7.1.   Tax Matters.  The Company shall timely prepare and file, or cause to be timely prepared and filed, any Tax Return required to be filed on or before the Closing Date (a “Pre-Closing Tax Return”) and timely pay any Tax reflected thereon.  The Company shall not take any position on such Tax Returns that is inconsistent with past custom and practice.

ARTICLE 8
CONDITIONS

SECTION 8.1.   Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver on or prior to the Closing Date of each of the following conditions:

(a)           Company Stockholder Approval.  This Agreement and the transactions contemplated hereby shall have been adopted by the Required Company Stockholder Vote in accordance with the DGCL and the California Code as well as the Company’s certificate of incorporation and bylaws.

(b)           No Injunctions or Restraints; Illegality.  No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other legal restraint or prohibition shall be in effect, and there shall not be pending or threatened any suit, action or proceeding by any governmental authority (i) preventing or seeking to prevent consummation of the Merger or (ii) prohibiting, limiting or restricting, or seeking to prohibit, limit or restrict, in any material respect Parent’s or the Company’s conduct or operation of the business of Parent or the Company after consummation of the Merger.

SECTION 8.2.   Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable law, the waiver of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement and in any certificate or document delivered in connection herewith (i) to the extent qualified by Company Material Adverse Effect or any other materiality qualifications shall be true and correct and (ii) to the extent not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such date).

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Dissenting Shares.  The holders of shares of Company Stock representing in excess of 87% of the issued and outstanding Company Stock immediately prior to the Effective Time shall have effectively waived (by consenting to the adoption of this Agreement) their appraisal rights under the DGCL and California Code; and no more than 1% of the Company Stock outstanding immediately prior to the Effective Time shall have perfected their appraisal or dissenter’s rights under the DGCL and California Code.

(d)           No Material Adverse Effect.  No events or circumstances shall have occurred that have had or would have a Company Material Adverse Effect.

(e)           Third-Party Consents.  The Company shall have procured all of the third-party consents specified on Schedule 8.2(e).

(f)            Investors’ Rights Agreement.  The Investors’ Rights Agreement shall be inapplicable to this transaction and shall have been terminated.

(g)           Officers’ Certificate.  The Company shall have delivered to Parent a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to the effect that each of the conditions specified above in Section 8.2(a)-(g) is satisfied in all respects.

(h)           Escrow Agreement.  The Company, the Escrow Agent and the Stockholder Representative shall have executed and delivered the Escrow Agreement, in the case of the Stockholder Representative, on behalf of all Stockholders other than the holders of dissenting shares, and the Escrow Agreement shall be in full force and effect.

(i)            Employment Agreements; Continuing Employees.  Each of the Key Employees shall have delivered to Parent an executed Employment Agreement, which shall remain in full force and effect subject to consummation of the Merger; and 80% of the employees of the Company identified in Schedule 8.2(i) as of the date of execution of this Agreement shall be Continuing Employees employed by the Company as of the Closing Date.

(j)            Registration Rights/Lock-up Agreements; Affiliate Agreements.  Parent shall have received an executed Registration Rights/Lock-up Agreement from each Significant Stockholder and an Affiliate Agreement from each Affiliate of the Company, which agreements shall be in full force and effect.

(k)           Resignations.  Parent shall have received the resignations, effective as of the Closing, of each director and officer of the Company other than those whom Parent shall have specified in writing at least three business days prior to the Closing.

(l)            Stockholder Representation Agreement.  Parent shall have received from each Stockholder entitled to receive Parent Common Stock in the Merger, a duly executed Stockholder Representation Agreement.

(m)          Amended and Restated Certificate of Incorporation.  The certificate of incorporation of the Company in the form of Exhibit B shall have been (i) approved, as required by law, by the Stockholders, and (ii) filed with the Secretary of State of Delaware prior to the Closing and shall be in full force and effect as of the Closing Date.

(n)           Preferred Stockholder Notice.  Notice of the Merger shall have been provided to the holders of the Preferred Stock, or the holders of a majority of the Preferred Stock shall have waived notice of the Merger, in accordance with the certificate of incorporation of the Company in force as of the date hereof.

(o)           Legal Investment.  The issuance of Parent Common Stock to the Stockholders as provided herein shall be exempt from registration under the Securities Act.  Parent and Company shall reasonably believe that all holders of Preferred Stock are “accredited investors” within the meaning of Rule 501(a) of the Securities Act.

(p)           Company M&A Incentive Plan.  The Company shall have delivered to Parent (i) evidence of payment of the Company M&A Incentive Plan Payment, and (ii) executed Participant Consents from all M&A Incentive Plan Participants.

(q)           Capitalization Spreadsheet.  The Company shall have delivered to Parent the spreadsheet described in Section 6.13, updated as of the Closing, and the substance thereof shall be reasonably satisfactory to Parent.

(r)            Fee Letter Agreement.  Lazard Frères & Co. LLC, the Company and Chris Krueger shall have executed a letter, reasonably satisfactory to Parent, providing that Lazard will pay an amount equal to $30,000 on behalf of the Company for certain consulting services performed by Mr. Krueger under that certain Consulting Agreement between Mr. Krueger and the Company, dated as of August 16, 2004, as amended.

(s)           Other Actions.  All actions to be taken by the Company or Stockholders in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Parent.

SECTION 8.3.   Conditions to Obligation of the Company.  The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable law, the waiver of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement and in any document delivered in connection herewith (i) to the extent qualified by Parent Material Adverse Effect or any other materiality qualifications shall be true and correct and (ii) to the extent not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such date).

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Injunctions or Restraints.  No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other legal restraint or prohibition shall be in effect, and there shall not be pending or threatened any suit, action or proceeding by any governmental authority, preventing or seeking to prevent consummation of the Merger.

(d)           Officers’ Certificate.  Parent shall have delivered to the Company a certificate signed by the chief executive officer and chief financial officer of Parent to the effect that each of the conditions specified above in Section 8.3(a)-(c) is satisfied in all respects.

(e)           Escrow Agreement.  Parent shall have executed and delivered the Escrow Agreement.

(f)            Registration Rights Agreement.  Parent shall have executed and delivered the Registration Rights Agreement.

(g)           No Material Adverse Effect. No events or circumstances shall have occurred that have had or would have a Parent Material Adverse Effect.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

SECTION 9.1.   Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company has obtained stockholder approval:

(a)           by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either the Company or Parent, if the Merger has not been consummated by December 31, 2004, or such other date, if any, as the Company and Parent shall agree upon (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)           by either the Company or Parent, if any judgment, order, decree, statute, law, ordinance, rule, regulation or other legal restraint or prohibition having the effects set forth in Section 8.2(c) shall be in effect and shall have become final and nonappealable;

(d)           by Parent if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) or (b), and (ii) is incapable of being cured or has not been cured by the Company within 20 calendar days after written notice has been given by Parent to the Company of such breach or failure to perform; or

(e)           by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) or (b), and (ii) is incapable of being cured or has not been cured by Parent within 20 calendar days after written notice has been given by the Company to Parent of such breach or failure to perform; or

(f)            by the Company pursuant to Section 5.4(b).

The party desiring to terminate this Agreement shall give written notice of such termination to the other party.

SECTION 9.2.   Effect of Termination.  Upon the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void; provided that nothing herein shall relieve any party from liability for fraud or any intentional breach of a covenant of this Agreement prior to such termination; and further provided, that the provisions of Articles 9, 10 and 11 shall survive any termination of this Agreement.

SECTION 9.3.   Termination Fee.  In the event the Company terminates this Agreement prior to the Effective Time pursuant to Section 9.1(f), the Company shall pay to Parent in cash a termination fee equal to 3% of the Merger Consideration (the “Company Termination Fee”).

ARTICLE 10
INDEMNIFICATION

SECTION 10.1.   Survival of Representations and Warranties.  The parties hereto agree that all of their respective representations and warranties contained in this Agreement shall survive the Closing and continue in full force and effect for a period of one year thereafter (the “Survival Period”) and shall expire and cease to be in effect at such date, except to the extent a claim for indemnification shall be pending on such date with respect to the breach of such representation or warranty in accordance with this Article 10 and the Escrow Agreement; provided, however, that, after the one-year period, upon and subject to resolution of all claims for indemnification related to any representation and warranty, such representation and warranty shall cease to be in effect.

SECTION 10.2.   Indemnification of Parent.

(a)           Parent, Merger Sub and their respective officers, directors, employees, agents and Affiliates (collectively, the “Parent’s Indemnified Persons”) shall be indemnified and held harmless by the Stockholders from and against each and every Loss paid, suffered by, imposed on or incurred by any of the Parent’s Indemnified Persons arising from, relating to or resulting out of, directly or indirectly:

(i)            any inaccuracy in or breach of any representation or warranty of the Company under this Agreement or the Company Disclosure Letter or any other agreement or certificate delivered or to be delivered by the Company pursuant hereto in any respect (in each case without regard to whether such representation or warranty is qualified by the phrase “material,” “material adverse effect,” or other similar qualifiers), whether or not the Parent’s Indemnified Persons relied thereon or had knowledge thereof; or

(ii)           any breach or nonfulfillment of any covenant, agreement or other obligation of the Company or the Stockholders under this Agreement or any agreement or document delivered pursuant hereto; or

(iii)          any indemnification right or obligation with respect to Taxes arising under Sections 7.1 or 10.3;  or

(iv)          (A) any claims of any actual or purported holders of the Company’s securities challenging or otherwise relating to the allocation of, or entitlement to a portion of, the Merger Consideration, including, but not limited to any such claims under any purported contractual, employment or other rights that claim rights in securities of the Company or claims for damages based on any such rights; and (B) any claims in respect of any dissenting share or payments in respect thereof in excess of the amount per share to which the Stockholder exercising its rights with respect to such dissenting share would have otherwise been entitled.  For the avoidance of doubt, the Stockholders shall be obligated to indemnify Parent’s Indemnified Persons for any attorneys’ fees or other costs to Parent or the Company associated with the exercise of such dissenters’ rights; or

(v)           any Liability in respect of claims made by holders of the Company’s securities alleging that the securities of the Company were sold in violation of federal or state securities laws;

(vi)          any excess in the aggregate amount of Company Expenses (as defined below) over the Company Expense Cap (as defined below); or

(vii)         any claims made by M&A Incentive Plan Participants (other than for claims for payments of the Company M&A Incentive Plan Payment or the Parent M&A Incentive Plan Payment pursuant to, and for the amounts set forth in, Sections 2.2(a)(ii)(A) and 2.7) or other Stockholders arising from or relating to the Company M&A Incentive Plan, including payments made pursuant thereto.

As used in this Agreement, (i) “Company Expenses” means all costs, fees (excluding the Lazard Fee) and expenses incurred by the Company in connection with this Agreement (including, without limitation, the fees and expenses of the Company’s outside accounting, financial and legal advisors (excluding Lazard Frères & Co. LLC but including Gray Cary Ware & Freidenrich, LLP and Cooley Godward LLP), in any case, paid or payable by the Company for services up to and including the Effective Time); provided, however, that no payments to the M&A Incentive Plan Participants and no more than $30,000 of payments to Chris Krueger (net of the reimbursement pursuant to Section 8.2(r)) shall be considered Company Expenses hereunder and (ii) “Company Expense Cap”  means $250,000.

(b)           Indemnification of the Parent’s Indemnified Persons shall be satisfied solely by recourse to the Escrow Consideration pursuant to the terms of the Escrow Agreement, and the liability of the Stockholders with respect to such indemnification shall be limited solely and exclusively to such Escrow Consideration, except in the case of Losses attributable to fraud or willful breach by such Stockholder; provided that in the case of Losses attributable to fraud or willful breach by a Stockholder, such Stockholder shall be severally liable to Parent for any such Losses to the extent such Losses exceed the Escrow Consideration.  Except as set forth below, there shall be no indemnification for Losses under Section 10.2(a) unless and until the aggregate amount of all Losses of Parent’s Indemnified Persons for which indemnification would (but for the limitation of this sentence) be required to be paid exceeds $150,000 (the “Loss Threshold”), after which the Parent’s Indemnified Persons shall be entitled to recover all Losses exceeding $100,000, including amounts used in satisfying the Loss Threshold; provided, however, that the foregoing Loss Threshold shall not apply with respect to Losses arising under Sections 10.2(a)(vi) and 10.2(a)(vii), as to which the Parent’s Indemnified Persons shall be entitled to indemnification for all Losses from the first dollar.  The Stockholders shall not have any right of contribution from the Company with respect to any Loss claimed by any Parent’s Indemnified Person after the Effective Time.

SECTION 10.3.   Tax Indemnification.

(a)           The Parent’s Indemnified Persons shall be entitled to be defended against, indemnified for and against, and held harmless from and against (i) all liability for Taxes of the

Company and any Company Group for any Pre-Closing Tax Period, (ii) all liability (as a result of Treasury Regulation 1.1502-6(a) or otherwise) for Taxes of any Person resulting from an agreement entered into or affiliation or membership in a Tax group of such Person on or before the Closing Date with the Company, (iii) any breach of a representation, warranty or covenant contained in Sections 3.13 or 7.1; (iv) all liability for reasonable legal fees and expenses for any item attributable to any item in clause (i), (ii) or (iii) above.

(b)           In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”):

(i)            real, personal and intangible property Taxes (“Property Taxes”) of the Company for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and

(ii)           the Taxes of the Company (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(c)           After the Closing Date, Parent shall control any Tax claims relating to the Company.  To the extent such Tax claim relates to a Pre-Closing Tax Period, Parent shall be entitled to be indemnified for all reasonable out-of-pocket expenses incurred with respect thereto (including any fees of any attorneys or other advisors).  Parent shall not settle or compromise any audit or claim relating to Taxes for the Pre-Closing Tax Period without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld or delayed.  Stockholder Representative shall have the right to participate in any audit or examination of any Tax Claim related to a Pre-Closing Tax Period.

(d)           The liability of the Stockholders with respect to such indemnification pursuant to this Section 10.3 shall be subject to the same limitations set forth in Section 10.2(b), other than the Loss Threshold.

SECTION 10.4.   Matters Involving Third Parties.

(a)           If any third party shall notify any party hereto (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) which may give rise to a claim for indemnification against any other party hereto (the “Indemnifying Party”) under this Section 10, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced; and further provided, that Third-Party Claims relating to Taxes shall be governed by the provisions of Section 10.3.

(b)           Any Indemnifying Party shall have the right to defend the Indemnified Party against the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 10 days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party acknowledges such Third-Party Claim is subject to indemnification hereunder and will indemnify the Indemnified Party from and against the entirety of any Loss the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently.

(c)           So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 10.4(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(d)           In the event that the Indemnifying Party fails to provide timely notice that it elects to defend or otherwise fails to satisfy any of the conditions of Section 10.4(b) with respect to a Third-Party Claim, then (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Party will remain responsible for any Loss the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article 10.

ARTICLE 11
GENERAL PROVISIONS

SECTION 11.1.   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by overnight courier or facsimile to the parties at the following addresses and numbers or at such other addresses and numbers as shall be specified by the parties by like notice:

(a)

if to Parent or Merger Sub:

Exelixis, Inc.

170 Harbor Way
P.O. Box 511
So. San Francisco, CA 94083-0511
(650) 837-7951
Attention: VP Legal Affairs and Secretary

with a copy, which shall not constitute notice, to:
Kenneth Ebanks, Esq.
Covington & Burling
One Front Street; 35th Floor
San Francisco, CA 94111
(415)955-6589

(b)

if to the Company:

X-Ceptor Therapeutics, Inc.
4757 Nexus Center Drive, Suite 200
San Diego, CA 92121
Attention: Richard Heyman
Fax: (88)458-4501

with a copy, which shall not constitute notice, to:

Gray Cary Ware & Freidenrich LLP
4365 Executive Drive
San Diego, CA 92121-2133
Attention: Douglas J. Rein
Fax: (858)622-1401

Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by facsimile or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

SECTION 11.2.   Knowledge Qualifiers.  “To the knowledge” of any party and similar phrases means the actual knowledge of such party after reasonable inquiry of such party’s directors, officers and other management level employees that could reasonably be expected to have knowledge of such matter.

SECTION 11.3.   Interpretations.  When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.4.   Governing Law; Jurisdiction.

(a)           THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

(b)           Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the City and County of San Francisco, California, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in San Francisco, California.

SECTION 11.5.   Counterparts; Facsimile Transmission of Signatures.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

SECTION 11.6.   Assignment; No Third Party Beneficiaries.

(a)           This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void; provided, however, that Merger Sub may, without such consent and at any time prior to the Effective Time, transfer all of Merger Sub’s rights, interests or obligations herein to any Affiliate of Parent; provided further that no assignment of any rights, interests or obligations set forth herein shall release the assigning party from its obligations hereunder.

(b)           Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.  Notwithstanding the foregoing, if the Merger is consummated, the Company Stockholders shall be third-party beneficiaries of the provisions set forth in Article 2 and of the representations and warranties set forth in Article 4 and the Company Indemnities shall be third-party beneficiaries of the provisions set forth in Section 6.8.

SECTION 11.7.   Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement.  Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

SECTION 11.8.   Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 11.9.   Entire Agreement.  This Agreement (including all Exhibits and Schedules hereto) contains all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

SECTION 11.10.   Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 11.11.   Waiver.  Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

SECTION 11.12.   Confidentiality Agreement.  The Mutual Non Disclosure Agreement effective July 1, 2004 and signed on August 2, 2004 shall survive the Closing in accordance with its terms.

SECTION 11.13.   Definitions.

(a)              “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

(b)              “Affiliate Agreements” has the meaning set forth in Section 6.4.

(c)              “Base Amount” has the meaning set forth in Section 2.2(a)(i).

(d)              “Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

(e)              “California Code” means the Corporations Code of the State of California, as amended.

(f)               “Cash Consideration” has the meaning set forth in Section 2.2(a)(ii)(D).

(g)              “Certificate of Merger” has the meaning set forth in Section 1.4.

(h)              “Certificates” has the meaning set forth in Section 2.3(b).

(i)               “Closing” has the meaning set forth in Section 1.3.

(j)               “Closing Date” has the meaning set forth in Section 1.3.

(k)              “COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state law.

(l)               “Code” means the Internal Revenue Code of 1986, as amended.

(m)             “Common Stock” means the Company’s common stock, par value $0.001 per share.

(n)              “Common Stock Amount” has the meaning set forth in Section 2.2(a)(ii).

(o)              “Company Board Recommendation” has the meaning set forth in Section 5.4(c).

(p)              “Company Disclosure Letter” has the meaning set forth in Article 3.

(q)              “Company Group” has the meaning set forth in Section 3.13(a).

(r)               “Company Indemnitees” has the meaning set forth in Section 6.8(a).

(s)              “Company M&A Incentive Plan” has the meaning set forth in Section 2.7.

(t)               “Company M&A Incentive Plan Payment” has the meaning set forth in Section 2.7.

(u)              “Company Material Adverse Effect” means a material adverse effect on (i) the business, operations, assets, liabilities, prospects, condition (financial or otherwise) or results of operations of the Company; provided, however, that the following shall not be deemed to constitute, and the following shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any adverse effect attributable to conditions affecting the industries in which the Company participates, the U.S. economy as a whole or foreign economies in any locations where the Company has material operations, sales, suppliers or customers; or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement as expeditiously as reasonably possible.

(v)              “Company Stockholders Meeting” has the meaning set forth in Section 6.1(f).

(w)             “Company Termination Fee” has the meaning set forth in Section 9.1(f).

(x)              “Company’s Indemnified Persons” has the meaning set forth in Section 10.3(a).

(y)              “Competing Transaction” has the meaning set forth in Section 5.4(a).

(z)              “Consenting Stockholders” has the meaning set forth in Section 3.12(c).

(aa)            “Constituent Corporation” has the meaning set forth in Section 1.1.

(bb)           “Continuing Employees” has the meaning set forth in Section 6.5.

(cc)            “Designated Stock Calculation” has the meaning set forth in Section 2.2(a)(i).

(dd)           “DGCL” means the General Corporation Law of the State of Delaware, as amended.

(ee)            “Effective Date” has the meaning set forth in Section 1.4.

(ff)             “Effective Time” has the meaning set forth in Section 1.4.

(gg)           “EGTRRA” has the meaning set forth in Section 3.11(d).

(hh)           “Employment Agreements” has the meaning set forth in Section 6.5(a).

(ii)              “Employee Benefit Plan” means a pension, profit-sharing or other retirement, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, long- or short-term disability, supplemental unemployment benefit, fringe benefit, sick pay, vacation pay, employment or retention agreement, consulting agreement, or other similar plan, program, agreement, or arrangement, whether (1) written or unwritten, (2) formal or informal, and (3) an “employee benefit plan” within the meaning of section 3(3) of ERISA.

(jj)              “Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

(kk)            “Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

(ll)              “Environmental Laws” means any and all federal, state and local statutes, laws, codes, principles of common law, regulations, rules, orders, judgments, judicial decisions, permits, writs, decrees, licenses, approvals, injunctions, policies, guidelines, ordinances and directives pertaining to or relating to or in any way arising out of the Environment, protection of the Environment, pollution, human health and safety, energy, occupational health and safety, or to the manufacture, generation, handling, storage, use, emission, discharge, release, transportation, treatment, disposal or remediation of any Hazardous Substance, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational Safety and Health Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Safety Drinking Water Act, the Hazardous Materials Transportation Act and any similar foreign, state or local law and (ii) ”Hazardous Substance” means (a) any “hazardous substance,” as defined by CERCLA, (b) any “hazardous waste,” as defined by RCRA, or (c) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, waste or substance and any and all other sources of pollution or contamination, or terms of similar import, including without limitation asbestos, lead-based paint, buried contaminants, regulated chemicals, flammable explosives, radioactive materials, polychlorinated biphenyls, petroleum and petroleum products, nuclear materials, natural or synthetic gas, pesticides, within the meaning of any other applicable law of any applicable governmental authority, all as amended or hereafter amended (iii) “Environment” means any and all environmental media, including without limitation ambient air, surface water, ground water, drinking water supply, land surface or subsurface strata, and also means any indoor location.

(mm)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(nn)           “ERISA Affiliate” means, with respect to any entity (1) a member of any “controlled group” (as defined in Code § 414(b)) of which that entity is also a member, (2) a trade or business, whether or not incorporated, under common control (within the meaning of Code § 414(c)) with that entity, or (3) a member of any affiliated service group (within the meaning of Code § 414(m)) of which that entity is also a member.

(oo)           “Escrow Agreement” has the meaning set forth in Section 2.5.

(pp)           “Escrow Cash” has the meaning set forth in Section 2.5.

(qq)           “Escrow Consideration” has the meaning set forth in Section 2.5.

(rr)             “Escrow Shares” has the meaning set forth in Section 2.5.

(ss)            “Exchange/Payment Agent” has the meaning set forth in Section 2.3(a).

(tt)             “Exchange Fund” has the meaning set forth in Section 2.3(a).

(uu)           “Fiduciary” has the meaning set forth in ERISA §3(21).

(vv)           “Financial Statements” has the meaning set forth in Section 3.5.

(ww)          “Financing Event” has the meaning set forth in Section 5.4(b).

(xx)             “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(yy)           “Indemnified Party” has the meaning set forth in Section 10.4(a).

(zz)             “Indemnifying Party” has the meaning set forth in Section 10.4(a).

(aaa)          “Information Statement” has the meaning set forth in Section 3.31.

(bbb)         “Intellectual Property” means all rights of the following types under the laws of any jurisdiction in the world:  (a) rights associated with patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) rights associated with trademarks, service marks, trade dress, logos and trade names (and all goodwill associated with the foregoing), and all applications, registrations, and renewals in connection therewith, (c) copyrights and other proprietary rights associated with works of authorship, and all applications, registrations, and renewals in connection therewith authorship (including without limitation software programs), (d) mask works and all applications, registrations, and renewals in connection therewith, (e) trade secret and know-how rights, and (f) all other proprietary rights, of any kind or nature, in inventions (whether patentable or unpatentable and whether or not reduced to practice), formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.

(ccc)          “Key Employees” means Rich Heyman and Raju Mohan.

(ddd)         “Lazard Fee” has the meaning set forth in Section 2.6.

(eee)          “Legal Proceedings” has the meaning set forth in Section 3.8.

(fff)            “Liability” means any debts, liabilities, or obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether matured or unmatured, whether determined or determinable, and whether due or to become due), including open purchase orders and other outstanding obligations for which invoices have not been received and recorded and any liability for Taxes.

(ggg)         “Lock-up Agreements” has the meaning set forth in Section 6.4.

(hhh)         “Loss” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

(iii)             “Loss Threshold” has the meaning set forth in Section 10.2(b).

(jjj)             “M&A Incentive Plan Participant” has the meaning set forth in Section 2.7.

(kkk)          “M&A Incentive Plan Participant Amount” has the meaning set forth in Section 2.2(a)(ii).

(lll)             “Merger Consideration” has the meaning set forth in Section 2.2(a)(ii)(D).

(mmm)       “Merger Sub Common Stock” has the meaning set forth in Section 2.1.

(nnn)         “Most Recent Financial Statements” has the meaning set forth in Section 3.5.

(ooo)         “Most Recent Fiscal Month End” has the meaning set forth in Section 3.5.

(ppp)         “Most Recent Fiscal Year End” has the meaning set forth in Section 3.5.

(qqq)         “Multiemployer Plan” has the meaning set forth in § 3(37) of ERISA.

(rrr)            “Net Amount” has the meaning set forth in Section 2.2(a)(i).

(sss)          “Option Plan” has the meaning set forth in Section 2.8(a).

(ttt)            “Option Plan” has the meaning set forth in Section 2.8(a).

(uuu)         “Optionholder” has the meaning set forth in Section 3.2(e).

(vvv)         “Options” has the meaning set forth in Section 2.8(c).

(www)       “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(xxx)           “Parent Common Stock” means common stock of Parent, par value $0.001 per share.

(yyy)         “Parent M&A Incentive Plan Payment” has the meaning set forth in Section 2.7.

(zzz)           “Parent Material Adverse Effect” means a material adverse effect on (i) the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Parent; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect:  (a) any adverse effect to the extent attributable to the announcement or pendency of the Merger; or (b) any adverse effect attributable to conditions affecting the industries in which Parent participates, the U.S. economy as a whole or foreign economies in any locations where Parent has material operations, sales, suppliers or customers; or (ii) the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement as expeditiously as reasonably possible.

(aaaa)        “Parent SEC Reports” has the meaning set forth in Section 4.4.

(bbbb)       “Parent’s Indemnified Persons” has the meaning set forth in Section 10.2(a).

(cccc)        “Participant Consent” has the meaning set forth in Section 3.11(k).

(dddd)       “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

(eeee)        “Post-Closing Tax Period” means any taxable period or portion thereof ending after the Closing Date.  If a taxable period begins before the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends after the Closing Date shall constitute a Post-Closing Tax Period.

(ffff)           “Pre-Closing Tax Period” means any taxable period or portion thereof ending on or prior to the Closing Date.  If a taxable period begins before the Closing Date and ends on the Closing Date, then the portion of the taxable period that ends on the Closing Date shall constitute a Pre-Closing Tax Period.

(gggg)       “Pre-Closing Tax Return” has the meaning set forth in Section 7.1.

(hhhh)       “Preferred Stock” means the Company’s preferred stock, all of which has been designated as Series A Preferred Stock or Series B Preferred Stock.

(iiii)            “Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

(jjjj)            “Property Taxes” has the meaning set forth in Section 10.3(b)(i).

(kkkk)        “Registration Rights Agreement” has the meaning set forth in Section 6.5.

(llll)            “Registration Rights/Lock-Up Agreement” has the meaning set forth in Section 6.5.

(mmmm)    “Required Company Stockholder Vote” has the meaning set forth in Section 3.12(b).

(nnnn)       “Reportable Event” has the meaning set forth in ERISA §4043.

(oooo)       “Securities Act” means the Securities Act of 1933, as amended.

(pppp)       “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

(qqqq)       “Security Interest” means any mortgage, pledge, lien, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

(rrrr)           “Series A Amount” has the meaning set forth in Section 2.2(a)(ii).

(ssss)        “Series B Amount” has the meaning set forth in Section 2.2(a)(ii).

(tttt)           “Significant Stockholders” has the meaning set forth in Section 6.4.

(uuuu)       “Share Consideration” has the meaning set forth in Section 2.2(a)(ii)(C).

(vvvv)       “Stock Plans” has the meaning set forth in Section 2.7(c).

(wwww)    “Stockholder” has the meaning set forth in Section 2.1.

(xxxx)         “Stockholders’ Representative” has the meaning set forth in Section 2.8(a).

(yyyy)       “Stockholder Representation Agreement” has the meaning set forth in Section 6.4.

(zzzz)         “Stockholder Transaction Expenses” has the meaning set forth in Section 2.6.

(aaaaa)      “Straddle Period” has the meaning set forth in Section 10.3(b).

(bbbbb)    “Subsidiary” means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

(ccccc)      “Superior Offer” means an unsolicited, bona fide written offer made by a third party to purchase all outstanding Company Stock on terms that the Board of Directors of the Company determines, in its reasonable judgment, to be more favorable to the Company and the Stockholders (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to the transactions contemplated hereby and which is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a Superior Offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

(ddddd)    “Survival Period” has the meaning set forth in Section 10.1.

(eeeee)      “Surviving Corporation” has the meaning set forth in Section 1.1.

(fffff)         “Surviving Company Common Stock” has the meaning set forth in Section 2.1.

(ggggg)    “Taxes” means (i) all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental, franchise or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax applicable or related thereto; (ii) all liability for the payment of any amounts of the type described in clause (i) as the result of being a member of an affiliated, consolidated, combined or unitary group; and (iii) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (i) or clause (ii).

(hhhhh)            “Tax Return” means any report, return, statement, declaration or other written information required to be supplied to a taxing or other governmental authority in connection with Taxes.

(iiiii)                   “Termination Date” has the meaning set forth in Section 9.1(b).

(jjjjj)                   “Third-Party Claim” has the meaning set forth in Section 10.4(a).

(kkkkk)              “Voting Agreement” has the meaning set forth in the preamble to this Agreement.

(lllll)                   “WARN Act” means the Workers Adjustment and Retraining Notification Act of 1989, as amended.

(mmmmm)         “Warrantholder” has the meaning set forth in Section 3.2(d).

(nnnnn)            “Warrants” has the meaning set forth in Section 2.8(c).

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IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above.

X-CEPTOR THERAPEUTICS, INC.

By:	/s/ Kevin J. Kinsella
Name: Kevin J. Kinsella
Title: Chairman, President & Chief Executive

EXELIXIS, INC.

By:	/s/ George Scangos
Name: George Scangos
Title: CEO and President

XBO ACQUISITION CORP.

By:	/s/ Christoph Pereira
Name: Christoph Pereira
Title: Secretary